04045984

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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agenio

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 9 2004
THOMSON FINANCIAL

FILE NO. 82- 34639 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 11/8/04


Clearview Simplify D-dimer


Canine Heartworm


WEIGHT LOSS

AGENiX

ANNUAL REPORT 2004

Through research, innovation and technology progression, we will be at the forefront of biotechnology.

CORPORATE PROFILE

→ Agenix Limited is a global health and biotechnology company with an established medical diagnostics business and a world-leading biotechnology research and development (R&D) programme.

The Company is focused on developing a suite of highly profitable businesses in molecular diagnostic imaging, and human and animal health diagnostics. Agenix's strength lies in its capability to convert research into commercial products, and it will continue to grow by developing strong global distribution networks and alliances.

→ The Company's business divisions are:

AGEN MOLECULAR DIAGNOSTIC IMAGING

R&D into using radiolabelled antibodies to locate blood clots in the body. Agenix's lead candidate, ThromboView®, has the potential to be a product of global significance in the detection of blood clots.



AGEN HUMAN HEALTH

Manufacture, distribution and marketing of blood clot diagnostic tests and antibodies. AGEN owns the antibody recognised internationally as the most accurate test available to screen for abnormal levels of blood clot formation, and has been selling these tests for almost 20 years.


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Clearview Simplify D-dimer

AGEN ANIMAL HEALTH

Manufacture, distribution and marketing of companion animal point-of-care diagnostic tests.



MILTON PHARMACEUTICALS

Manufacture, distribution and marketing of infant care products and over-the-counter pharmaceuticals and nutriceuticals.



Agenix employs approximately 190 people and sells its products to more than 50 countries.

The Company was incorporated in January 1987 and listed on the Australian Stock Exchange in October 1987 (ASX: AGX). In June 2002 it established a Level 1 American Depositary Receipt facility (NASDAQ OTC: AGXLY).

Our vision is to be at the forefront of biotechnology, with a major focus on in-vivo, in-vitro and advanced biomedical diagnostics. We will achieve this through continuous research, innovation and commercial development.

CONTENTS

Strategy

Improve profitability of our world-leading medical diagnostics business.

Development of a diversity of products in monoclonal antibody based imaging.

Lead with a world-class management team to drive our strategy.

Operational Summary

Strengthened global distribution alliances for AGEN Human Health and Animal Health.

Decreased revenue from Milton Pharmaceuticals, due to restructuring of product mix to focus on higher margin products.

Termination of Peptech merger due to unresolved issues highlighted by the due diligence process.

Successful Phase I tests of ThromboView® in healthy subjects, and Phase I tests in suspected DVT patients under analysis.

Preparation for Phase II clinical trials, to commence in the US and Canada in 2004/05.

Significantly upgraded valuation and revenue forecasts from ThromboView® following an independent assessment.

Appointment of commercialisation expert to new position of Chief Operating Officer.

Financial Summary

	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000	Growth 2004
Revenue	27,227	29,407	40,751	38,097	37,348	(2.0)%
Profit (loss) before tax	382	3,836	4,154	(811)	(12,612)	(1,455.1)%
Earnings before interest, tax, depreciation and amortisation	2,409	5,866	6,483	1,521	(10,597)	(796.7)%
Research and development costs	1,599	2,409	3,400	5,674	6,213	9.5%
Cash flow from operations after research and development	914	981	5,680	3,962	(6,300)	(259.0)%
Net tangible assets	14,306	23,691	23,969	23,819	8,819	(63.0)%
Net cash surplus (deficit)	(4,818)	(451)	3,759	1,976	(6,248)	(416.2)%

Outlook

The developments of 2003/04 have strengthened Agenix. Increased revenues from the AGEN business are expected in the current year, and the Company will continue to invest these funds in the commercialisation of ThromboView®. 2004/05 will be an important year for the ongoing development of ThromboView® with Phase II trials progressing this world-leading technology.

EXECUTIVE CHAIRMAN'S AND MANAGING DIRECTOR'S REPORT

→ **The path forward is clear, and we are confident in our ability to increase the profitability of our core business while progressing the development of new biotechnology.**

→ **Executive Chairman**
Ravindran Govindan



→ **Managing Director**
Donald Home



Dear Shareholders

The 2003/04 financial year has been one of significant progress in all the main Agenix business areas.

Agenix has cemented a number of major distribution agreements that will increase global sales of our diagnostic products, negotiations for further alliances are well advanced, and all milestones for the development of our breakthrough imaging biotechnology, ThromboView®, were met.

During 2003/04 a number of one-off provisions amplified the loss we had forecast earlier. Your Company recorded an operating loss of $14.3 million for 2003/04, significantly higher than the previous period's loss of $0.8 million.

Despite this larger-than-expected loss, we have entered 2004/05 with renewed optimism for the future and increased confidence in our strategy. Most of the events that negatively affected profitability last year were non-recurring. The commercialisation of ThromboView® is on schedule. We have made great strides to increase the revenues and profitability of our Human Health and Animal Health businesses.

The path forward is clear, and we are confident in our ability to progress the development of new biotechnology whilst continuing to increase the profitability of our core business.

Financial Performance

Sales revenue declined by $1.7 million or 4.9% compared with the prior year. Sales revenue for Milton Pharmaceuticals declined by $1.2 million or 7.0% compared to the prior year, substantially due to the decision taken in the second half of the year to discontinue the manufacture of scheduled products and low margin contract manufacturing work. The effect of this can be seen from comparing first half year sales revenue of $9.3 million with sales revenue in the second half year of $7.0 million.

AGEN Biomedical sales revenue decreased by $0.4 million or 2.4% compared to the prior year. Animal Health veterinary diagnostic products were impacted by only having a distributor in the United States from October 2003. Sales of these products therefore represented only three quarters of trading. AGEN sales are expected to exceed $20 million in 2005 as a result of the imminent appointment of a second distributor in the US for Animal Health products.

Revenue from royalties and licences of $2.6 million was 9.0% ahead of the prior year.

The loss after tax of $14.3 million was considerably larger than the loss for the prior year of $0.8 million.

The major one-off contributors to the loss were:

- $3.8 million in legal fees associated with the now resolved Synbiotics patent case. This lawsuit was necessary to enable us to continue to sell our Animal Health products. If we had not done so our Animal Health sales would have been jeopardised.


Revenue
Year ended 30 June
$ millions
45
30
15
0
27.227
29.407
40.751
38.097
37.348
2000
2001
2002
2003
2004


Earnings before interest, tax, depreciation, amortisation, research and development
Year ended 30 June
$ millions
15
10
5
0
-5
-10
4.008
7.354
9.883
5.587
-6.077
2000
2001
2002
2003
2004


Net profit after tax
Year ended 30 June
$ millions
10
5
0
-5
-10
-15
-20
3.434
4.172
161
-0.811
-14.336
2000
2001
2002
2003
2004

- costs associated with the terminated Peptech merger
- additional licences acquired during the year
- cost of improvements made to manufacturing and regulatory infrastructure at AGEN Biomedical to meet expected global sales increases
- $4.4 million in items related to restructuring and asset write-downs at Milton Pharmaceuticals.

These non-recurring costs and the decision to write-down our Milton assets means we have contained the impact to one financial period and enter 2004/05 with a clean balance sheet.

Agenix continues to invest shareholders' funds into the commercialisation of ThromboView®, a technology with potential to generate substantial revenues for the Company in future years. $5.5 million was spent in 2003/04.

The Company incurred a net cash outflow during the financial year of $6.2 million and as at 30 June 2004, had cash on hand of $3.2 million. In addition, the Company had $16 million in unused bank facilities as at 30 June 2004. It is expected that the Company will incur a net cash outflow during the next year as a result of increased expenditure on the ThromboView® project. However, it is expected that the existing cash resources and unused bank facilities will be adequate to meet this net cash outflow.

Operational Performance

A major highlight of 2003/04 was the continued rapid progress made by our **Molecular Diagnostic Imaging** team to advance the commercialisation of ThromboView®.

ThromboView® is the only test under development to accurately identify blood clots present as both deep vein thrombosis (DVT) and pulmonary embolism (PE). If successful, it will fill a pressing gap in the US$3 billion global blood clot imaging market for faster and more accurate diagnosis of DVT and PE, the world's third most common cause of cardiovascular deaths.

Milestones towards achieving commercialisation of ThromboView® included:

- successful completion of Phase Ia clinical trials, which established the drug was safe to use on healthy volunteers
- completion of Phase Ib clinical trials, designed to confirm ThromboView® is safe to use on patients suffering from DVT. The results of this study are now being analysed
- progression towards Phase II clinical trials in the US and Canada, which will further examine the safety and accuracy of the technology
- upgrading projected sales and project value following an independent review of commercialisation plans and financial models by a US-based specialist
- the awarding of a second R&D START grant for the project, of $1.1 million, by the Australian Government.

With the commercialisation of our diagnostic products being driven abroad through these relationships we are now able to focus more fully on the high volume opportunities in the imaging space.

The Company is in discussions with parties in this space and we will aggressively pursue building a pipeline of imaging products, particularly in the areas of cardiovascular disease and cancer.

This market, whilst in its infancy, is expected to be one of the high growth areas in medical imaging. The deals last year by General Electric, firstly their $13.8 billion acquisition of British diagnostic firm Amersham followed by their discovery agreement with Celera to develop a pipeline of targeted imaging products, highlights the potential.

Agenix is well positioned in this market due to our capabilities. Being such a new area nearly all players are at an equal level, irrespective of size, and we hold a unique advantage from our skill sets of taking antibody-based products from concepts through to proven programmes.

AGEN Human Health continued to grow in profitability and the foundations have been laid for this trend to continue.

A highlight was the breakthrough distribution agreement for its newest product, Simplify™, through subsidiaries of the world's dominant point-of-care supplier, Inverness Medical. Simplify™ will be the largest single product for this business group within the next few years and signals the key positioning of this product as the premier test for point-of-care diagnostics.

We have aggressively pursued our out-licensing and antibody supply strategies, and the 3B6 monoclonal antibody is taking centre stage as the antibody of choice for D-dimer diagnostics.

EXECUTIVE CHAIRMAN'S AND MANAGING DIRECTOR'S REPORT (CONTINUED)

Segment revenue
Year ended 30 June 2004



54.5%	○ Medical Diagnostics	$20.126 million
44.3%	○ Pharmaceuticals	$16.339 million
1.2%	● Molecular Biology	$0.441 million

Distribution networks are also key to the profitability of **AGEN Animal Health**, a fact demonstrated by the strong performance of the US market since replacing Synbiotics with Vedco as our distributor there. Distribution networks are actively being upgraded in all of our markets.

After terminating the Synbiotics distribution agreement in 2003, we were forced to launch legal action against that company in relation to non-performance and patent issues. This process was costly but essential for us to remain in the US market, and was satisfactorily settled in the second half of 2004.

Milton Pharmaceuticals has been rationalising its product range for some years, and last year discontinued the manufacture of scheduled products and low margin contract manufacturing work in order to focus on the consumer markets that the bulk of its products serve. This rationalisation also reflected the increasing scrutiny of government regulators on the industry and the increased cost and complexity associated with maintaining a facility capable of manufacturing a wide range of scheduled products.

In other operational highlights, cost of goods were reduced by 6% over 2003/04 due to a targeted cost reduction programme. These initiatives are continuing into the current period.

Agenix also implemented quality improvements to key systems to allow us to remain compliant within a changing regulatory environment, resulting in ongoing upgrades to manufacturing, quality control and quality systems documentation, establishment of a dedicated validation unit, and completion of the design and validation of a new training system.

Peptech Merger Discussions

In June, Agenix announced it had withdrawn from proposed merger discussions with Peptech Limited.

Initially, Agenix had welcomed the approach from Peptech on the basis that it would bring new market pipelines and provide clear synergies.

However, during our extensive due diligence investigations Peptech was unable to provide the likely value of the potential settlement of Peptech's ongoing licensing agreement arbitration with Centocor. This was a risk your Board was not willing to accept.

We took the opportunity with Peptech very seriously and investigated it thoroughly. Ultimately, it was clear to us the interests of Agenix shareholders would be best served by continuing to operate independently.

Importantly, the process reinforced to us the strength of our own strategy and the ability of Agenix to deliver long-term growth to shareholders. We offer a unique blend of commercial foundation and biotechnology investment. This strategy is unique among biotechnology companies.

The process also convinced us that consolidation is not necessarily the path to improved competitiveness. For Agenix, the key to future growth is producing world class products in our Brisbane facility and having strong global distribution alliances in place to get these products into every major market in the world. That has been our focus for the past year, and it will continue.

Outlook

The outcome of developments over 2003/04 is that our strategy and business focus is clearer than ever. We have a core profitable business of blood clot diagnostic tests and animal diagnostic tests that we manage with a world-class executive team, and an exciting biotechnology R&D business with potential for substantial revenue.

Financially, the one-off effects on this year's result will not be incurred in the 2004/05 financial year. Also, revenue from the Human Health and Animal Health businesses is expected to increase.

The Company will continue to invest funds in the commercialisation of ThromboView® and the level of expenditure is likely to increase given the success to date. ThromboView® expenses have grown from $4.8 million in 2002/03 to $5.5 million last year.

While the Company continues to invest in ThromboView®, it is likely the Company will incur net operating losses based on the existing corporate structure.

Finally, we would like to thank Agenix management and staff for their contribution to our business. Agenix depends on people who are innovative, unrelenting, and technically excellent. We are fortunate to have a world class management team and staff who display all these qualities, and their hard work throughout the year is appreciated.



Ravindran Govindan, Executive Chairman



Donald Home, Managing Director

BOARD OF DIRECTORS

→ Focus: world class management team



EXECUTIVE CHAIRMAN

Ravindran Govindan LLB (Hons) (Singapore)

Appointed 13 June 2000.

A lawyer by training, Mr Govindan has more than 26 years' experience as an investor and businessman in Australia and the Asia Pacific Region. Mr Govindan is the Executive Chairman and Managing Director of the ASX listed public company MatrixView Limited. Mr Govindan also provides strategic advice on the Asia Pacific Region to Latona Associates Inc; a New York based private investment and financial advisory firm. Mr Govindan was also the former President of Fisher Scientific group of companies for the Asia Pacific Region.



CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

Donald Home B.Sc (Hons) MAICD

Appointed Managing Director 12 December 2002. Has been Chief Executive Officer since July 2001.

Mr Home had 14 years' experience with Abbott Laboratories, Diagnostics Division, a US$60 billion health care corporation – 10 years with Abbott Laboratories Australasia in various roles including Senior Product Manager and Business Manager. Trustee of Abbott Laboratories Superannuation Plan and 4 years with Abbott Laboratories Inc, in Chicago, Illinois as Senior Product Manager in the Worldwide Marketing Group and Technology Licensing Manager in the Global Licensing and Acquisitions group.



NON-EXECUTIVE DIRECTOR

Wong Fong Fui BEng (Chem)

Appointed 11 August 2000.

Chairman of the Audit Committee

Mr Wong is the Chairman and Chief Executive Officer of Boustead Singapore Limited, a public company listed on the Singapore Stock Exchange, and is the Group CEO of EasyCall International Limited. He also holds directorships of many other companies in Singapore, Malaysia, Indonesia and Australia.

Throughout the 1980s and 1990s Mr Wong built a reputation as a turnaround specialist. His notable achievements during this time were the dramatic turnarounds of Sunshine Allied Investment Ltd and QAF Limited, both listed on the Singapore Stock Exchange. In the early 1990s he privatised the national airline (Myanmar Airways International) of Myanmar and became the first foreigner ever to manage and control a flag carrier and national airline of another country. In April 2004 Mr Wong became part of a consortium led by Qantas to set up a Singapore-based budget airline called Jetstar Asia, which is due to commence flights to Asian cities at the end of 2004.



NON-EXECUTIVE DIRECTOR

Myles Davey BSc (UK), MA (UK)

Appointed 8 May 2003.

Chairman of the Remuneration Committee

Mr Davey has been active in the diagnostics industry since 1972, working predominantly in marketing and general management. He has worked in the USA and in Australia for subsidiaries of European and American companies. Mr Davey's most recent executive role was regional director for global health care company Abbott Laboratories' Diagnostics Division, based in Sydney, during a high growth phase for the company. Chicago based Abbott Laboratories has current revenues of $A20 billion and diagnostics sales of $A5 billion. Abbott's Diagnostics Division researches, develops and markets sophisticated blood testing systems.

He retired from executive roles in 1995 and has subsequently held directorships, initially with Agen Biomedical Limited, a fully owned Agenix subsidiary, and with other Agenix companies.

Mr Davey is also a non-executive director of the ASX listed public company MatrixView Limited.

GROUP REPORTING STRUCTURE

→ **Our management team is recognised globally as being of world class, and we believe it is Australia's leading group of biotechnology executives.**

Executive Team

One of Agenix's most significant competitive advantages is its management team. The executive team has been assembled over the past three years and comprises seasoned health and biotechnology professionals experienced in running profitable, commercially-focused businesses.

Our management team is recognised globally as being of world class, and we believe it is Australia's leading group of biotechnology executives.

The commercial focus of this team was strengthened with the appointment in June 2004 of Mr Brad Calvin, a commercialisation specialist in marketing medical products globally, to the new position of Chief Operating Officer. Brad's experience in building effective distribution networks and alliances and managing global sales programmes, most recently in Europe, the Middle East and Africa will be drawn on to grow the Animal and Human Health businesses further, and will be valuable to the commercialisation of ThromboView®.

Employees

Agenix employs approximately 190 highly skilled personnel. Their contribution to the Company is highly regarded by the Executive and Board, and we strive to provide them with a rewarding and safe environment.

Some of our employee highlights in 2003/04 include:

- operations team structure and capability was enhanced with the recruitment of experienced personnel for the key roles of Manufacturing Manager and Supply Chain Manager at AGEN
- appointment of two Directors of Sales for Human Health based in the Asia/Pacific and Europe/Middle East/Africa markets
- appointment of Brad Calvin in June 2004 as Chief Operating Officer
- manufacturing personnel training was improved as part of an upgrade of Good Manufacturing Practice
- the Employee Options Plan was maintained, with the aim of rewarding staff for their contribution to the Company's performance and to align staff to Company goals
- regular meetings of the Occupational Health and Safety Committee to work with all employees in managing occupational health and safety in the workplace.

→ Senior Management Team

MANAGING DIRECTOR

Donald Home

Don has been responsible for dramatically increasing Agenix's commercial focus since his appointment in 2001. He has worked to strengthen distribution networks, streamline operations, and focus R&D on clearly defined commercial outcomes.

CHIEF OPERATING OFFICER

Brad Calvin

Brad is a commercialisation specialist with a proven record of marketing medical products globally. For the past 14 years he has been employed by Abbott Laboratories in Europe, the United States and the Middle East.

CHIEF FINANCIAL OFFICER/ COMPANY SECRETARY

Neil Leggett

Neil Leggett has been the Chief Financial Officer and Company Secretary of Agenix Limited since May 2003. He is also a director of Agenix Group subsidiary companies. Prior to this position he has held senior corporate financial positions including chief financial officer and company secretarial roles at Orrcon Limited, A. Goninan and Sons Limited and Grow Force Australia Limited. He has been a chartered accountant for 26 years.

VICE PRESIDENT HUMAN HEALTH

Gregg Mastroianni

Gregg has over 32 years' diagnostic industry experience. This includes 28 years of increasing international management experience with Johnson and Johnson. Most recently, Gregg has operated a healthcare distributorship in Europe.

GENERAL MANAGER MILTON

Andrew Farrington

Andrew has over 20 years' experience in consumer goods markets, combining senior management roles at Unilever, with two years' general management experience with Colorcorp and management roles with Woolworths.

DIRECTOR REGULATORY AFFAIRS QUALITY ASSURANCE

Robert Herrington

Bob has over 30 years' experience in the pharmaceutical industry, and has worked in R&D, Manufacturing, Quality Assurance and Regulatory Affairs. Bob holds a Masters degree in drug development.

VICE PRESIDENT OPERATIONS

Steve Morrison

Steve has over 18 years' experience in the Pharmaceutical Industry working with Mayne Pharma and Faulding Pharmaceuticals in various roles including Operations Management and Quality Assurance Manager.

RESEARCH AND DEVELOPMENT MANAGER

Phil Toye

Phil has spent over 20 years in research and development activities in both the public and private sector. His expertise and experience lie within the fields of immunology, molecular biology, and infectious diseases.

MOLECULAR DIAGNOSTIC IMAGING OPERATIONAL REVIEW

→ Focus: commercially driven R&D

Molecular Diagnostic Imaging builds on Agenix's core blood clot diagnostic expertise. ThromboView® targets the US$3 billion global clot diagnostic imaging market and achieved major clinical, regulatory and commercial milestones in 2003/04.

Product

ThromboView® is being developed to fill a pressing need in the global health market for faster and more accurate detection of blood clots. There is currently no single test available to definitively identify deep vein thrombosis (DVT) or pulmonary embolism (PE). ThromboView® is such a test.

ThromboView® detects blood clots by injection of a few millilitres of *radiolabelled clot-binding antibody* into a patient with suspected DVT or PE. The antibody flows through the body and attaches to blood clots, which are then detected by a standard imaging camera.

ThromboView® complements our AGEN Human Health blood clot diagnostic tests: these tests are an important part of the clinical diagnosis process to quickly and inexpensively exclude the presence of a blood clot, while ThromboView® will be used to confirm the presence and exact location of DVT or PE.

Market

Up to 4 million imaging procedures are undertaken each year in the USA alone to diagnose blood clots. This number is expected to grow with an aging population, as the risk of blood clots increases in elderly patients.

Worldwide interest is exploding in other molecular imaging techniques such as positron emission tomography (PET, primarily used for imaging cancers) and single photon emission computed tomography (SPECT, a camera used to detect disease in the lungs - ThromboView® uses SPECT to detect pulmonary embolisms). This trend is likely to enhance acceptance and adoption of ThromboView®.

However, speed to market remains a critical issue in light of emerging competitors and technology advances.

Ongoing competitor analysis has confirmed an expected trend in the increasing popularity of computed tomographic (CT) imaging in determining a diagnosis of pulmonary embolism and compression ultrasound techniques for detection of deep vein thrombosis. However, both of these techniques are used to detect various diseases and unlike ThromboView®, do not provide a definitive diagnosis of DVT or PE.

At this point in time, ThromboView® is the only nuclear imaging agent being developed for detection of both DVT and PE. We believe it will meet a considerable unmet need for accurate detection of clots in a wide variety of patients.

Commercialisation Strategy and Achievements

The progress made with ThromboView® this year has been greatly satisfying.

The 2003/04 year marked the completion of the Phase Ia clinical study of ThromboView® in healthy human volunteers, which demonstrated that ThromboView® was safe and well-tolerated by all study participants. This study was publicly reported in June 2004 at the Society of Nuclear Medicine meeting in Philadelphia, a major event in the industry's calendar.

Final analysis of the Phase Ib study, designed to examine safety and tolerability of increasing doses of ThromboView® in patients with DVT, is underway and expected to be complete by October 2004. This study was undertaken at a number of major hospitals around Australia. An interim analysis following the first two dose levels showed ThromboView® maintains its safety and tolerability profile in patients with disease, and importantly can image clots in clinical sites of interest. We expect the final analysis will mirror these findings.

The next step in development, Phase II clinical trials, is scheduled to commence shortly in eight to ten centres throughout Canada and the US.

Phase II trials will directly compare the sensitivity and specificity of ThromboView® to the US Food and Drug Administration (FDA) 'gold standards' for contrast venography (used to identify DVT) and pulmonary angiography (used to identify PE). The Phase II DVT clinical trial will recruit up to 180 patients with suspected DVT, while the Phase II PE clinical trial will be smaller in scale. Both trials will be managed by steering committees and conducted by independent clinical research groups.

A significant amount of preparatory clinical and regulatory work has been undertaken to support Phase II trials:

- Increased thrombosis expertise: A group of expert nuclear medicine physicians and radiation physicists, the Core Nuclear Medicine Group (CNMG), have been contracted for Phase II and III trials to give guidance on all aspects of nuclear imaging including image acquisition protocols, image management, image review and archival and image reading software. This Group will ensure ThromboView® images are acquired consistently between sites at a very high standard, give the clearest possible clinical picture for ready interpretation, and are capable of meeting all regulatory standards.
- Manufacturing approval: A purpose-built facility at AGEN Biomedical in Brisbane has been granted a specific licence by the Therapeutic Goods Administration to provide ThromboView® for Phase II trials.
- Clinical trial approval: After productive meetings with the FDA and Health Canada to clarify development and manufacturing requirements, Investigative New Drug (IND) and Clinical Trial Application documents were filed with the relevant regulatory authorities in August 2004. These documents comprise over 30 volumes documenting:
  - the chemistry of the agent, manufacturing process and quality control system
  - the pre-clinical efficacy and safety profile of the drug
  - previous human experience, the Investigator's Brochure, and the Phase II DVT clinical trial protocol which is to be conducted under the IND.

Our next planned regulatory meetings will be at the end of Phase II when formal detailed discussions outlining the approach for Phase III pivotal trials will be required.

The development of ThromboView® received an added boost with AGEN awarded a $1.1 million Australian Government R&D START grant. The grant will be used to help manufacture material for the Phase II clinical trials, and follows a $1.98 million R&D START grant awarded to AGEN in March 2003.

Outlook

With milestones being achieved on schedule, we remain confident in prospects for ThromboView® to revolutionise the US$3 billion global clot diagnostic imaging market.

This confidence appears well placed following an assessment of our commercialisation plan and accompanying financial models by an independent third-party expert, Dr. William Ramage, a US-based commercialisation specialist with 20 years' experience in the diagnostic imaging field.

Dr Ramage's report supported the validity, reliability and robustness of our commercialisation plan and suggested a probability of success equal to or higher than other products at this stage of development. As a result of the review, projected peak sales of ThromboView® have increased from approximately A$320 million to A$570 million within eight years of launch and the projected profits after tax attributable to ThromboView® at peak sales from A$64 million to around A$200 million.

Dr. Ramage's report suggested a high diagnostic accuracy of ThromboView® is expected to enable capture of 5 to 10% of the market for venous thromboembolic testing over a 5-6 year period post launch and ensure ThromboView® is priced at a modest premium over other functional imaging techniques. Other sources of improved revenue potential come from a higher estimate of revenue from marketing partnership opportunities for marketing and distribution rights in Europe and Japan.

→ Review of Operations

ISSUE	KEY STRATEGIES DURING 2003/04	OUTCOME
Manufacture of Phase II/III clinical trial material.	→ Develop manufacturing plan to meet efficient production of Phase II/III material to required cGMP standard and implement.	→ Upgrade of bioprocessing facility at Acacia Ridge to cGMP standard for dedicated production of ThromboView® Phase II clinical trial material.
		→ Final fill and finish contracted to US-based service provider.
Completion of Phase I clinical studies in Australia.	→ In conjunction with Kendle Australia, work with five clinical sites across two studies to manage all clinical study procedures. Develop contingencies as required to manage data flow for regulatory reports and internal adherence to development timeline.	→ On-time completion of Phase Ia clinical study report.
		→ Public presentation of study at international conference demonstrating safety and acceptable dosimetry and pharmacokinetics of ThromboView® in man.
		→ Interim analysis completed for Phase Ib clinical study.
		→ Phase Ib interim analysis to be included in ThromboView® Investigational New Drug Application (IND) dossier.
Commercialisation plan update, audit and review by independent consultant.	→ Continuously build upon existing commercialisation plan and model with new and refreshed information to refine commercial opportunity and capture project financial indicators for internal review. Instigate plan review by qualified and independent external consultant with specific expertise in commercialisation of diagnostic imaging agents.	→ Updated plan assessed and commercial opportunity endorsed and extended with target product profile.
		→ Critical input variables and commercialisation assumptions confirmed.
		→ Refined partnering and co-development scenarios in global markets of interest.
Preparation of ThromboView® Investigational New Drug (IND) Application and Clinical Trial Application (CTA) to enable Phase II trials to proceed.	→ Ensure product development dossier including chemistry, manufacturing and controls, preclinical assays and clinical development protocols is complete, and prepared to a standard acceptable to regulatory review agencies.	→ Pre-IND/CTA meetings with US/Canadian regulatory agencies in November 2003.
		→ Clinical protocols reviewed and prepared as discussed with regulators.
		→ Product development dossier on schedule for completion.
		→ IND/CTA submitted August 2004.

→ Thromboview® Milestones to Commercialisation

COMMERCIAL MILESTONE	REGULATORY MILESTONE*	CLINICAL MILESTONE	PRIMARY PURPOSE	STATUS
Commercial opportunity evaluation, resource allocation, development strategy, advisory board.	CTX application for Phase I trials, HREC approvals. →	**Phase Ia study.** →	Is it safe in healthy subjects? →	Successful completion June 2003.
↓	↓			
Commercialisation model, go/no-go criteria, draft launch label manufacturing methods, programme budget.	Pre-IND meeting, pre-CTA meeting, IND and CTA applications, IRB approvals. →	**Phase Ib study.** →	Is it safe in DVT patients? →	Commenced July 2003, final study report October 2004.
↓	↓			
Partnering/licensing, manufacturing optimisation, pre-launch programmes, pricing and reimbursement.	End of Phase II meeting, EMEA scientific advice. →	**Phase II trials.** →	Is it safe & effective? What is the correct dose and formulation? →	US & Canadian trials to commence 2004, expected completion 2005.
↓	↓			
Final labelling, product launch plans, supply management, advocacy, access plans.	End of Phase III meeting, BLA/MAA submission. →	**Phase III trials.** →	Is it safe in large numbers of patients? How does it compare to usual practice? Is it cost-effective?	
↓	↓			
Marketing and commercial plans finalised. →	Regulatory approvals obtained. →	**Clinical trials complete.**	——→	**Commercialisation.**

* Glossary of acronyms is on inside back cover

HUMAN HEALTH OPERATIONAL REVIEW

→ Focus: increasing profitability of our core business

AGEN Human Health owns the world's leading blood clot diagnostic test.

Products

The AGEN Human Health portfolio consists of multiple variations of four basic products, each of which tests for the presence of D-dimer in a patient's sample. D-dimer is a protein released whenever blood clots form, so a raised level of D-dimer in a test means clotting is occurring somewhere within the patient's system.

Blood clotting is part of the human healing process, but in otherwise healthy patients detecting D-dimer may be indicative of Deep Vein Thrombosis (DVT) or Pulmonary Embolism (PE). DVT can be painful and may lead to fragments of the clot breaking off and travelling to the lungs where a fatal blockage - PE - can occur.

AGEN's four core D-dimer tests - Simplify™, SimpliRED®, and manual and automated latex tests - are based on the 3B6 D-dimer antibody discovered by Australian scientists and patented by AGEN in 1983. AGEN also sells its 3B6 antibody under licence to other manufacturers to produce similar tests.

Market

Currently most patients exhibiting pulmonary embolism symptoms such as chest pain and breathing difficulties are sent immediately to the emergency room for what can be several hours of additional tests to detect if a blood clot is present. An estimated 75% of these patients are subsequently diagnosed negative, thereby delaying the accurate diagnosis of their illness and adding unnecessarily to emergency room congestion and expense.

AGEN's D-dimer tests can rule out the possibility of a blood clot within minutes, and are gaining increasing recognition as an aid in the quick and accurate diagnosis of blood clots, saving time and money in congested emergency rooms. AGEN supplies approximately 13% of the worldwide market for D-dimer diagnostic tests.

Competitors market alternative tests based on a different antibody, but trials around the world have consistently demonstrated the AGEN D-dimer test is the world's superior blood clot diagnostic test.

Outlook

With significant progress in market access made during 2003/04 and continuing into the current year, we are projecting increased revenues of approximately 20% to 30% over the current financial year. We have set five objectives to deliver this growth:

1. Develop and execute world class marketing and point of sale strategies through our international commercial partners.
2. Launch a worldwide branding strategy for AGEN's 3B6 antibody in order to drive market share expansion and create a competitive barrier to entry.
3. Continue internal and external scientific evaluations of the 3B6 Antibody and test platforms in order to feed international sales and marketing strategies.
4. Maintain focus on expanding market access and continued growth for the Clearview® Simpify™ D-dimer test.
5. Expand commercial access for the 3B6 antibody into the automated analyser segments of the central hospital laboratory market.

→ Case study: Products in Action

The key advantage of AGEN's D-dimer tests is their simplicity – they are based on the fundamental physiological fact that the D-dimer protein is only present in the body when clotting is occurring.

Armed with this knowledge, medical practitioners suspecting a blood clot can first test a drop of a patient's blood for D-dimer as an initial alternative to sending the patient for expensive and often uncomfortable imaging tests.

If the test shows no D-dimer, the practitioner can rule out blood clots and investigate for other illnesses. If the test is positive, the imaging tests are then conducted to confirm the location of the clot.

→ Blood clots form when the blood slows and coagulates – normally as a result of repairing an injury, but sometimes from lack of movement in a limb. In any case, the same process occurs:


ONE:

→ Proteins react to the coagulation to form a fibrin 'plug' or clot. The fibrin plug is strengthened by trapping platelets and blood cells.

→ Review of Performance

AGEN Human Health's primary objective for the year was to strengthen its distribution alliances. We have made substantial progress on this area in 2003/04.

OBJECTIVE	ACTIONS	OUTCOME
Strengthen global distribution alliances.	→ Point-of-care tests: Inverness Medical will distribute Simplify™ to emergency rooms and Physician Office Laboratories under an exclusive global distribution agreement signed in May 2004. Inverness dominates the international point-of-care market.	→ Simplify™ will be re-launched as Clearview® Simplify™ D-dimer and distributed from the second quarter of 2004/05. 2004/05 revenues are expected to increase by $2 million.
	→ Hospital-based tests: Biosite is now using our 3B6 antibody in several of its Triage products. Biosite is a dominant player in the Hospital Emergency Room and for point-of-care diagnostic tests.	→ Biosite became our second largest industrial sales customer after just six months of sales. Continued sales growth is projected in this rapidly growing market segment.
	→ UK market access: A distribution agreement to supply AGEN products was signed with the UK-based Axis-Shield, a leading supplier of in-vitro diagnostics.	→ AGEN products are now being distributed by Axis-Shield to the UK.
	→ Spain and South America markets: An agreement was signed with the Spanish company Grifols for distribution of Dimertest.	→ Dimertest is now distributed throughout Iberia and South America by Grifols.
Strengthen international sales force.	→ Appointed two Directors of Sales based in the Asia/Pacific and Europe/Middle East/Africa markets.	→ Market share erosion has been halted, revised sales forecast achieved, and distributor relationships improved.
Improve customer acceptance of D-dimer tests.	→ Simplify™: Participated in French and Italian studies to compare D-dimer devices against central laboratory options; and a separate Italian study into the effectiveness of D-dimer tests to monitor patients treated with warfarin (the drug commonly used to treat DVT).	→ Overwhelmingly positive study results confirm the value of AGEN's 3B6 antibody in diagnosis.
	→ Auto Dimertest®: An internal program to improve specifications, re-work component materials and update the manufacturing process was completed.	→ Auto Dimertest® now meets customers' primary need for a more robust test.



Coagulation Cascade
Extrinsic Pathway
(Tissue Factor Pathway)
Intrinsic Pathway
(Contact Factor Pathway)
Tissue Factor (TF)
FVII
FIX
Tissue Factor Pathway Inhibitor (TFPI)
FX
HMW kininogen
Prekallikrein
FXIIa
FXI
FXIa
TF
FVIIa
FIXa
FVIIIa
FV
Prothrombin
Protein S
FXa
Antithrombin
FVIII
FV
Protein C Inhibitor
Trypsin Inhibitor
α2 Macroglobulin
APC
Thrombin
TM
Thrombin
Protein C
The Fibrinolytic System
PAI-1
u-PA
t-PA
FXIII
FXIIIa
XL-Fibrin
Fibrin Monomer
Fibrinogen
Plasminogen
Plasmin
XL-FDP (D-dimer)
Plasmin Inhibitor
Activation
Inhibition
Inactivation
Degradation
Fibrinolytic system components

TWO:

→ Simultaneously, the clot dissolves so healing can begin. The dissolving clot releases proteins into the blood stream, including a protein called D-dimer.



THREE:

→ The clot may break free and travels through the bloodstream. This can be potentially fatal if it lodges in the lungs, heart or brain.

ANIMAL HEALTH OPERATIONAL REVIEW

→ Focus: increasing profitability of our core business

AGEN Animal Health recorded a year of growth despite significant disruptions in the key US market. These disruptions have now been settled, and increased growth is expected in 2004/05.

Products

AGEN Animal Health manufactures and distributes point of care In Vitro Diagnostics (IVD) tests for infectious diseases of pets. Our main products are tests for Canine Heartworm, Canine Parvovirus, Feline Leukaemia Virus and Feline Immunodeficiency Virus.

AGEN has distribution agreements for these products in New Zealand, the US, Japan and Asia, and is seeking to increase distribution in Europe and the US. We enjoy a dominant position in Australia where we distribute our own products and complementary products from other suppliers.

Market

The global veterinary IVD market is estimated to be worth approximately US$415 million. The trend is for moderate growth, driven largely by increases in spending in the small animal sector (AGEN's main target sector) offsetting declines in the production animal sector.

The USA is the single largest market at 41%, with Europe at 33% (although fragmented and difficult to target), followed by Japan at 12% and the rest of the world making up 14%.

The market has a few major players, mainly US-based, and a number of minor companies. All products are becoming generic through competition (often from multiple sources), and growth is also slowing due to the declining incidence of disease due to improvements in treatment and prevention therapies.

Highlights for the year

- an estimated 15% increase in market share in the Australian bench-top analyser market
- a slight increase in market share in the Australian rapid test market
- better revenues in Europe
- very pleasing early sales to Vedco in the US which commenced in October 2003.

AGEN's ability to build profitability in a competitive global market lies primarily in effective channel management. Strong distribution alliances are key to our business and a great deal of activity in 2003/04 was committed to strengthening these channels.

Outlook

A priority for AGEN Animal Health will be to build on the foundations laid in 2003/04 to secure additional distribution in the US, develop better distributor relationships with enhanced training, in-market support and strategic assistance. This programme aims to give us more influence in the distribution of our products in international markets.

An increased focus will be placed on the US and EU markets, reflecting the fact that these account for over 70% of the global veterinary IVD market. We expect our Vedco distribution agreement will lead to long-term US revenue increases, and we are considering appointing a second US distributor. A re-assessment and restructuring of European distribution will be undertaken.

To improve our competitive position, we will drive differentiation of our key point-of-care products by expanding our range. We are searching for new product acquisitions, additional third party products for the Australia and NZ distribution network, and active collaborations in R&D areas of interest.

Competitiveness will also be increased by commencing development of more multivalent tests that screen for a range of diseases, a strategy some competitors have initiated in several markets. AGEN has introduced a combination Feline Leukaemia/Immunodeficiency Virus product in Japan and is investigating the sale of this in other Asian countries. Other combination devices are being considered for development this year.

→ Review of Performance

OBJECTIVE	ACTIONS	OUTCOME
Strengthen distribution networks.	→ Vedco replaced Synbiotics as US distributor with the launch of Canine Heartworm and Feline Leukaemia Virus tests under Vedco's STATScreen™ brand.	→ Sales to date above budget and expectations, and foundations laid for a productive distributor relationship.
	→ AGEN was driven to legal action against its former distributor, Synbiotics, for both patent rights and specific performance under the surviving portions of the terminated distribution agreement. This action was essential to remain in the US market.	→ Both cases were settled on terms acceptable to AGEN, opening the path for AGEN to enter new distribution alliances to achieve the full potential of the US market.
	→ AGEN's Australian and NZ distribution network was expanded with the introduction of new products manufactured by Heska and iSTAT.	→ Enhanced capabilities in diagnostic, monitoring and support areas. Sales to date at or above budget.
Product improvements.	→ New risk management tools to more effectively analyse and manage manufacturing processes and risks were introduced.	→ AGEN Animal Health products now better performing, simpler to manufacture, and generally cheaper to manufacture.

→ Case study: Products in Action

Kate, a 6-year-old Labrador, would have died last year if it were not for AGEN's equipment to diagnose and monitor her over a three-month period of chronic illness, according to her vet, Bruce McKay from Veterinary Specialist Services in Brisbane.



Chest X-rays and ultrasound biopsies initially revealed Kate was suffering from a thyroid tumour which required surgical removal and follow-up radiation treatment. Just one month after radiation therapy, she was diagnosed with spreading malignant solid tumours of the lymph nodes, requiring chemotherapy to deal with these new tumours.

Throughout her illness and treatment Kate had regular monitoring of both her blood count and her electrolytes using Vetscan and HMT blood analysis instruments sold by AGEN. The AGEN near-to-patient, in-clinic monitoring allowed her vets to ensure that the therapy was successful and that the dosages and duration of treatment were correct.

Kate has now made a full recovery and is living happily back home with her grateful owners.

MILTON PHARMACEUTICALS OPERATIONAL REVIEW

→ Focus: increasing profitability of our core business

Milton recorded a decline in profitability in 2003/04 after restructuring and asset writedowns.

Products

Milton Pharmaceuticals manufactures and markets Milton branded anti-bacterial products, the David Craig and Gold Cross brands of traditional medicines and over-the-counter Pharmaceuticals, and the new Medislim Natural ADVANCE weight management range.

Market

The bulk of Milton's sales revenue comes from domestic markets, and the largest segment within this market is the retail pharmacy market. Selected products are also distributed through grocery, hospitals and beauty therapy channels. Competition is significant in all of these categories.

Strategy and Performance

Milton discontinued the manufacture of scheduled products and low margin contract manufacturing work in the second half of the reporting period, the primary factor behind a decline in sales revenue for Milton Pharmaceuticals by 7.0% compared with the prior year. This can be seen in a comparison of first-half sales revenue of $9.3 million with $7.0 million in the second half.

This decision allows Milton to focus on the higher margin consumer markets the bulk of its products serve. The rationalisation also reflects the increasing scrutiny of government regulators on the industry and the increased cost and complexity associated with maintaining a facility capable of manufacturing a wide range of scheduled products.

Outlook

The restructuring of the product range will result in lower sales in 2004/05 but will provide a solid base from which to focus on consumer market products.




milton


ARTHRO-FLEX



→ Review of performance

OBJECTIVE	ACTIONS	OUTCOME
Confirm strategic direction for future growth.	→ Conduct internal and external analysis to establish appropriate business direction. Develop target markets to provide focus to business growth initiatives, and align resources accordingly.	→ Desired direction identified – 'Wellness & Self-Treatment'. → Two key platforms selected – Therapeutic Personal Care and Natural OTC Treatments.
Branded business growth.	→ Develop Medislim Natural Advance into leading Weight Management brand. Relaunch Skin Basics brand as a 'value' Pharmacy skincare offer.	→ Medislim Natural Advance achieved grocery market leadership during 2003/04. → Skin Basics achieved brand distribution growth and improved profitability.
Milton brand development.	→ Conduct consumer research into current brand offer, and establish growth opportunities. Develop strategy to contemporise brand offer, in relation to alternate sterilisation methods.	→ Consumer research completed, branding and communication strategy revised and being rolled out 1st quarter 2004/05.
Growth through acquisition.	→ Identify potential acquisition targets to expedite the growth of branded portfolio.	→ Ongoing identification of potential targets.

AGEN DIAGNOSTIC PRODUCTS AND DISTRIBUTORS

AGEN Animal Health also distributes products for other suppliers in Australia and NZ:

Abaxis Corporation

- HM II advanced blood analysers
- Vetscan advanced electrolyte and blood chemistry analysers

Heska Corporation

- ERD HealthScreen for dogs
- ERD HealthScreen for cats
- IV fluid pumps
- Pulse oximetry monitors
- Electrocardiographs

Synbiotics Europe

- Relaxin rapid pregnancy diagnostic kit for dogs

iSTAT Corporation

- Portable, hand held blood chemistry, blood gas analysers

UniMed

- EquiSIGN rapid pregnancy diagnostic kit for horses

AGEN HUMAN HEALTH PRODUCTS

Dimertest® laboratory manual test



Results within 3 minutes.

Blood test that results in visual clumping of latex beads on a card.

Automated laboratory test


AGEN

Results within 90-120 minutes.

Incorporated into certain automated laboratory equipment.

Simplify™ point-of-care test kit



Results within 10 minutes.

Rapid diagnostic test for quick and accurate test results in a congested laboratory environment.

SimpliRED® point-of-care test kit



Results within 2 minutes.

The first rapid diagnostic test developed for D-dimer.

Monoclonal antibodies

"The AGEN D-dimer antibody is immortal."
Dr Richard Hart, Managing Director ADI (AGEN US distributor).

Various D-dimer and other genetically engineered antibodies.

AGEN ANIMAL HEALTH DIAGNOSTIC PRODUCTS

Canine Heartworm



Results within 10 minutes.

Rapid diagnostic test for circulating CHW d.immitis antigen. Can be used with whole blood, serum or plasma.

Canine Parvovirus


AGEN
Canine Parvovirus

Results within 5 minutes.

Rapid faecal diagnostic test to detect canine parvovirus.

Feline Leukaemia Virus


AGEN
Feline Leukaemia Virus

Results within 5 minutes.

Rapid diagnostic test for the detection of FeLV P27 antigen. Can be used with whole blood, serum or plasma.

Feline Immunodeficiency Virus


AGEN
Feline Immunodeficiency Virus

Results within 5 minutes.

Rapid diagnostic test for Feline immuno-deficiency antibodies. Can be used with whole blood, serum or plasma.

CORPORATE GOVERNANCE STATEMENT

→ In March 2003 the ASX issued the results of a review of corporate governance by the ASX Corporate Governance Council. These results included ten principles of good corporate governance and 28 best practice recommendations. The Board of Directors of Agenix Limited has reviewed these recommendations and the following summary outlines the Company's approach in relation to those recommendations. Unless otherwise stated, Agenix's corporate governance practices were in place throughout the 2004 year and comply with the Council's best practice recommendations. The Board is responsible for the corporate governance of the economic entity. The Board guides and monitors the business affairs of Agenix Limited on behalf of the shareholders by whom they are accountable.

Principle 1: Lay Solid Foundations for Management Oversight

Best Practice Recommendation:

FORMALISE AND DISCLOSE THE FUNCTIONS RESERVED TO THE BOARD AND THOSE DELEGATED TO MANAGEMENT

The Agenix Board is ultimately responsible for all matters relating to the operation of the Company. The role of the Board is to govern the Company rather than manage it.

The Board's primary responsibilities include:

- Guiding and monitoring the business affairs of the Company on behalf of the shareholders by whom the Board is elected and to whom the Board is accountable;
- Setting corporate strategy;
- Reviewing and monitoring systems of risk management;
- Monitoring management's implementation of corporate strategy including approval of the annual budget and annual capital expenditure programs;
- Reviewing and approving major capital management strategies;
- Reviewing and approving acquisitions and divestitures;
- Appointing and evaluating the performance of the Chief Executive Officer (CEO);
- Ratifying the appointment of the Chief Operating Officer (COO) and the Chief Financial Officer (CFO).

It is senior management's responsibility to implement the corporate strategy set by the Board and to recommend alternative strategies to the Board which will add shareholder value.

Directors do not currently receive a formal letter of appointment.

The Managing Director (the CEO), the COO and the CFO have formal job descriptions and letters of appointment.

Principle 2: Structure the Board to add Value

Best Practice Recommendation:

A MAJORITY OF THE BOARD SHOULD BE INDEPENDENT DIRECTORS

The Agenix Board does not comply with this recommendation. The Board has four members at the date of this report, of whom two are independent directors. The Board is of the view that given the current scale of operations of the Company, four directors is the appropriate number of directors required to provide the breadth of skills and experience required and at the same time to promote efficiency in decision making.

THE CHAIRPERSON SHOULD BE AN INDEPENDENT DIRECTOR

The Chairman of the Board, Mr Ravindran Govindan, currently acts as Executive Chairman and is therefore not an independent director. Mr Govindan has extensive corporate and international experience and his contribution to decision making is considered to be of greater value to the Company than his independence at this time. However, the substantial portion of day-to-day decision-making in relation to the Company is carried out by the Managing Director.

THE SAME INDIVIDUAL SHOULD NOT BE CHAIRPERSON AND CEO

The Chairman is Mr Ravindran Govindan and the CEO is the Managing Director, Mr Donald Home.

THE BOARD SHOULD ESTABLISH A NOMINATION COMMITTEE

The Board does not have a Nomination Committee given that this is considered impractical with a Board of only four members. The full Board assumes the responsibility of assessing new Board nominees.

Principle 3: Promote Ethical and Responsible Decision Making

Best Practice Recommendation:

ESTABLISH A CODE OF ETHICAL CONDUCT

There is no Code of Ethical Conduct. However, conduct expected of key executives is included in letters of appointment and deals with issues such as confidentiality, safety obligations, preservation of intellectual property rights, compliance with the law and compliance with ethical standards. The Company also has an employee induction process that outlines the Company's expectations in relation to workplace health and safety, and harassment including sexual harassment and rehabilitation.

TRADING

The Company released a policy with regard to trading in the Company's securities on 27 July 2004.

The policy reinforces the Corporation Act prohibition on insider trading and outlines the specific circumstances in which directors and employees are permitted to trade. This policy is posted on the Company's web-site.

Principle 4: Safeguard Integrity in Financial Reporting

Best Practice Recommendation:

THE CEO AND CFO SHOULD FORMALLY VALIDATE THE FINANCIAL REPORTS TO THE BOARD

The Managing Director and Chief Financial Officer sign a letter of representation regarding the year end financial reports to the Board and to the auditors.

THE BOARD SHOULD ESTABLISH AN AUDIT COMMITTEE

An Audit Committee was in existence for the whole of the financial year.

THE AUDIT COMMITTEE SHOULD CONSIST OF AT LEAST THREE NON-EXECUTIVE DIRECTORS WITH THE MAJORITY BEING INDEPENDENT DIRECTORS

The Audit Committee has two members, which is considered appropriate given that the Board consists of four members. Both members of the Audit Committee were independent non-executive directors. The Chairman of the Audit Committee is not the Chairman of the Board.

THE AUDIT COMMITTEE SHOULD HAVE A FORMAL CHARTER

The Board adopted an Audit Committee Charter effective from 27 November 2003.

During the financial year the Audit Committee at any one time consisted of two independent non-executive directors. The following directors were members of the Audit Committee:

Wong Fong Fui (Committee Chairman)
Myles Davey

During the financial year Audit Committee meetings and attendances were as follows:

Director	No. of Meetings Held While in Office	No. of Meetings Attended
Wong Fong Fui	3	3
Myles Davey	3	3

Principle 5: Make timely and Balanced Disclosures

Best Practice Recommendation:

ESTABLISH WRITTEN POLICIES AND PROCEDURES TO ENSURE COMPLIANCE WITH ASX LISTING RULES

The Board requires full compliance with ASX Listing Rules. In this regard there is no written policy.

Principle 6: Respect the Rights of Shareholders

Best Practice Recommendation:

DESIGN AND DISCLOSE A COMMUNICATIONS STRATEGY WITH SHAREHOLDERS

The Company has been proactive in keeping shareholders informed of developments in its affairs. During the financial year ended 30 June 2004 the Company made 32 announcements to the ASX, in addition to the normal regulatory announcements.

As well as the ASX Listing Rules, the Company, in framing its announcements, also takes into account the Draft ASX and AusBiotech Code of Best Practice Reporting for Biotechnology, Medical Device and other Life Sciences Companies.

Senior management has also been proactive in holding analyst briefings on a regular basis and such briefings have included attendance by shareholders. Whilst the Company's annual general meeting will be held in Brisbane, senior management employees will also be conducting briefings for shareholders in Sydney and Melbourne.

The Company has a web site which provides detailed information regarding the Company's affairs. All ASX announcements are posted immediately on the Company's web site after the ASX has released the announcement.

ATTENDANCE OF COMPANY'S AUDITOR AT ANNUAL GENERAL MEETING

A representative from the Company's auditor will be in attendance at all Annual General Meetings of the Company.

Principle 7: Recognise and Manage Risk

Best Practice Recommendation:

THE BOARD SHOULD ESTABLISH POLICIES ON RISK MANAGEMENT

The Company has commenced a formal risk management review process to ensure that proper controls exist to manage risk throughout the Company.

The Company does not have an internal audit function as the Board does not consider the scale of the Company's operations warrant this at the present time.

INTEGRITY OF FINANCIAL STATEMENTS IS BASED ON A SOUND SYSTEM OF RISK MANAGEMENT

The Managing Director and CFO have advised the Board in writing that the statement given to the Board on the integrity of the financial statements is based on:

- A sound system of risk management;
- A sound system of internal compliance and control;
- Systems that implement the policies adopted by the Board;
- Systems that are operating efficiently and effectively in all material respects.

Whilst there are no material deficiencies in systems and controls, there are areas which require improvement in processes and procedures and these areas will be worked on in the course of the next financial year.

Principle 8: Encourage Enhanced Performance

Best Practice Recommendation:

DISCLOSE THE PROCESS FOR PERFORMANCE EVALUATION

The performance of the Board, Board committees and individual directors is evaluated by the Chairman of the Board. Other than in respect of the performance of the Managing Director, this evaluation is not a formalised process.

The performance of key executives, including the Managing Director, is evaluated in a formal review process on a half yearly basis against pre-agreed measurable performance criteria. The Managing Director's performance is reviewed by the Chairman of the Board. The performance of other key executives is evaluated by the Managing Director.

In order to make informed decisions the directors are provided access to the following resources:

- A monthly Board report is provided to each director outlining the results of operations in each key functional area of the Company;
- The Company's proposed budget for each succeeding financial year is provided to each director for review and comment;
- All Board members have unrestricted access to the Managing Director, the Chief Operating Officer and the Chief Financial Officer/Company Secretary;
- Directors have the right to seek professional advice at the Company's expense upon approval by the Chairman.

Principle 9: Remunerate Fairly and Responsibly

Best Practice Recommendation:

DISCLOSE THE COMPANY'S REMUNERATION POLICIES

The total level of directors' fees payable is approved by the Company's shareholders at Annual General Meetings. The total level of fees so approved is inclusive of statutory superannuation entitlements. Fees paid to individual Board members are determined by the Board. Such fees are paid to directors on a monthly basis.

The Company does not have a retirement plan for directors.

Directors are entitled to participate in the Company's share option plan. Details of the options held by directors are disclosed in the Directors' Report.

Employees are remunerated based on market surveys. Senior employees have a base remuneration and a performance-based component ranging from 10% to 60% of their base remuneration. Payment of this performance component is based partly on achievement of corporate goals.

The remuneration of the Company's five highest paid executives during the year is disclosed in this annual report. Details of bonuses paid are included in this disclosure.

All employees are also eligible to participate in the Company's employee option plan. The purpose of the employee option plan is to provide a long-term incentive to employees to assist the Company in achieving its corporate goals.

THE BOARD SHOULD ESTABLISH A REMUNERATION COMMITTEE

The Board established a Remuneration Committee consisting of two directors at the Board Meeting held on 8 September 2003.

The following directors were members of the Remuneration Committee from its inception until 30 June 2004:

Myles Davey (Chairman of the Remuneration Committee)

Ravindran Govindan (Chairman of the Board)

During the financial year Remuneration Committee meetings and attendances were as follows:

Director	No. of Meetings Held While in Office	No. of Meetings Attended
Myles Davey	2	2
Ravindran Govindan	2	2

CLEARLY DISTINGUISH THE STRUCTURE OF NON-EXECUTIVE DIRECTORS' REMUNERATION FROM THAT OF EXECUTIVE DIRECTORS

Non-executive directors are remunerated by way of directors' fees. Such directors do not receive retirement benefits other than statutory superannuation contributions. However, non-executive directors do participate in the employee share option plan.

ENSURE THAT EQUITY-BASED EXECUTIVE REMUNERATION IS IN ACCORDANCE WITH SHAREHOLDER APPROVED LEVELS

The employee option plan was approved by shareholders.

Principle 10: Recognise the Legitimate Interests of Stakeholders

Best Practice Recommendation:

ESTABLISH AND DISCLOSE A CODE OF CONDUCT

The Company does not have a formal code of conduct.

However, expectations regarding compliance with legal and ethical standards are set out in letters of appointment of staff.

REVENUE

Sales revenue declined by $1,652,000 or 4.9% compared to the prior year. This was the net result of offsetting performance in each of the main operating subsidiaries as follows:

- Agen Biomedical sales revenue decreased by $380,000 or 2.4% compared to the prior year. Animal Health diagnostic products were impacted by only having a distributor in the United States from October 2003. Sales of these products were therefore only three quarters of trading as a result of imminent appointment of a second distributor in the United States for Animal Health products. AGEN sales are expected to exceed $20 million in 2005.
- Revenue from royalties and licences of $2,621,000 was 9.0% ahead of the prior year.
- Sales revenue for Milton Pharmaceuticals declined by $1,233,000 or 7.0% compared to the prior year substantially due to the decision taken in the second half of the year to discontinue the manufacture of scheduled products and low margin contract manufacturing work. The effect of this can be seen from comparing first half-year sales revenue of $9,281,000 with sales revenue in the second half-year of $7,044,000.

OPERATING RESULT

The loss after tax of ($14,336,000) was considerably larger than the loss for the prior year of ($811,000) and was affected by the following items:

	$'000
Write-down in carrying value of licences and registrations and other assets at Milton Pharmaceuticals	(1,929)
Write-off of future income tax benefit relating to Milton Pharmaceuticals carried forward income tax losses	(1,258)
Write-downs and provisions at Milton Pharmaceuticals related to the change in product mix and related restructuring	(756)
Lost profits at Milton due to the discontinuation of the manufacture of scheduled products	(456)
Total Milton Pharmaceuticals-related items	(4,399)
Milestone and other licence payments in relation to animal and human health patents	(968)
Legal fees in relation to the now-resolved Synbiotics legal dispute over patents in the animal health area	(3,762)
Costs incurred in relation to the proposed merger with Peptech Limited which did not proceed	(738)
Cost of improvements made to manufacturing and regulatory infrastructure and processes at Agen	(1,028)
Project development costs for ThromboView®	(5,469)
START Grant income re ThromboView®	1,512
	(14,852)

STATEMENT OF FINANCIAL POSITION

Total Equity at 30 June 2004 was $20,282,000, which was a decrease of $13,686,000 on the prior year due to the operating loss incurred this year, offset by a slight increase in contributed equity.

Current assets exceed current liabilities at 30 June 2004 by a ratio of 1.44 (2003: 2.96).

STATEMENT OF CASH FLOWS

The Company incurred a net cash outflow during the financial year of $6,248,000 and as at 30 June 2004 had cash on hand of $3,227,000. In addition the Company had $16 million in unused bank facilities as at 30 June 2004.

It is expected that the Company will incur a net cash outflow during the next year as a result of increased expenditure on the ThromboView® project. However, it is expected that the existing cash resources and unused bank facilities will be adequate to meet this net cash outflow.

AGENIX GROUP
Financial Highlights

AUD	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000
Revenue	27,227	29,407	40,751	38,097	37,348
growth		8%	39%	(6.5%)	(2.0%)
Profit Before Tax	382	3,836	4,154	(811)	(12,612)
growth		904%	8%	(80.5%)	(1455.1%)
percent of revenue	1.4%	13.0%	10.2%	(2.1%)	(33.8%)
Profit After Tax	3,434	4,172	161	(811)	(14,336)
growth		21%	(96%)	(604%)	1668%
percent of revenue	12.6%	14.2%	0.4%	(2.1%)	(38.4%)
EBIT	949	4,287	4,482	(990)	(12,495)
growth		352%	5%	(122%)	1162%
percent of revenue	3.5%	14.6%	11.0%	(2.6%)	(33.5%)
EBITDA	2,409	5,866	6,483	1,057	(10,610)
growth		144%	11%	(84%)	(1104%)
percent of revenue	8.8%	19.9%	15.9%	(2.8%)	(28.4%)
Total Research & Development (net of government grants)	1,599	2,409	3,400	4,530	4,533
growth		51%	41%	33%	0%
percent of revenue	5.9%	8.2%	8.3%	11.9%	12.1%
EBITDAR	4,008	7,354	9,883	5,587	(6,077)
growth		83%	34%	(43%)	(209%)
percent of revenue	14.7%	25.0%	24.3%	14.7%	(16.3%)
Net Tangible Assets	14,306	23,691	21,479	21,329	8,819
NTA per share (cents)	12.1	15.4	13.9	13.8	5.7
Shareholder Funds	21,650	34,385	34,696	33,968	20,282
Annual Earnings Per Share - undiluted (cents)	2.96	3.12	0.10	(0.53)	(9.21)
growth		5.4%	(96.8%)	(630%)	(1637.7%)
Annual Earnings Per Share - diluted (cents)	2.67	3.12	0.10	(0.53)	(9.21)
growth		16.9%	(96.8%)	(630%)	(1637.7%)
Cash Flow From Operations	914	1,903	7,735	3,962	(6,300)
growth		108%	306%	(49%)	(259%)
Net Cash Inflow/(Outflow)	(4,079)	3,098	4,219	1,976	(6,248)
growth		(176%)	36%	(53%)	(416%)
Cash	182	3,280	7,499	9,475	3,227
growth		1702%	129%	26%	(66%)
Unused Bank Facility	3,100	1,850	3,000	3,000	16,000
growth		(40%)	62%	0%	433%
AGEN Sales Revenue				15,567	15,187
					(2.4%)
Licensing and Royalties				2,404	2,621
					9.0%
Milton Sales Revenue				17,557	16,325
					(7.0%)

Table of Contents	Page

Your directors present their report on the Company and its controlled entities for the financial year ended 30 June 2004.

DIRECTORS

The names and details of the directors of the Company in office during the year and until the date of this report are:

MR RAVINDRAN GOVINDAN LLB (Hons)

Age 53

Executive Chairman. Appointed 13 June 2000.

A lawyer by training, Mr Govindan has more than 26 years' of experience as an investor and businessman in Australia and the Asia Pacific Region. Mr Govindan is the Executive Chairman and Managing Director of the ASX listed public company MatrixView Limited. Mr Govindan also provides strategic advice on the Asia Pacific Region to Latona Associates Inc; a New York based private investment and financial advisory firm. Mr Govindan was also the former President of Fisher Scientific group of companies for the Asia Pacific Region.

MR DONALD HOME BSC (Hons), MAICD

Age 43

Managing Director. Appointed 12 December 2002.
Has been Chief Executive Officer since July 2001.

Mr Home had 14 years' experience with Abbott Laboratories, Diagnostics Division, a US$60 billion health care corporation – 10 years with Abbott Laboratories Australasia in various roles including Senior Product Manager and Business Manager.

Trustee of Abbott Laboratories Superannuation Plan and 4 years with Abbott Laboratories Inc, in Chicago, Illinois as Senior Product Manager in the Worldwide Marketing Group and Technology Licensing Manager in the Global Licensing and Acquisitions group.

MR FF WONG (WONG FONG FUI) B ENG (Chem)

Age 60

Non-executive Director. Appointed 11 August 2000.
Chairman of the Audit Committee

Mr Wong is the Group Managing Director of Boustead Singapore Limited, a public company listed on the Singapore Stock Exchange, and is a director of EasyCall International Limited. He also holds directorships of many other companies in Singapore, Malaysia, Indonesia and Australia.

Throughout the 1980s and 1990s Mr Wong built a reputation as a turnaround specialist. His notable achievements during this time were the dramatic turnarounds of Sunshine Allied Investment Ltd and QAF Limited, both listed on the Singapore Stock Exchange. In the early 1990s he privatised the national airline (Myanmar Airways International) of Myanmar and became the first foreigner ever to manage and control a flagcarrier and national airline of another country. In April 2004 Mr Wong became part of a consortium led by Qantas to set up a Singapore-based budget airline called Jetstar Asia, which is due to commence flights to Asian cities at the end of 2004.

MR MYLES DAVEY BSC (UK), MA (UK)

Age 57

Non-executive Director. Appointed 8 May 2003.
Chairman of the Remuneration Committee

Mr Davey has been active in the diagnostics industry since 1972, working predominantly in marketing and general management. He has worked in the USA and in Australia for subsidiaries of European and American companies. Mr Davey's most recent executive role was regional director for global health care company Abbott Laboratories' Diagnostics Division, based in Sydney, during a high growth phase for the company. Chicago based Abbott Laboratories has current revenues of $A 20 billion and diagnostics sales of $A 5 billion. Abbott's Diagnostics Division researches, develops and markets sophisticated blood testing systems.

He retired from executive roles in 1995 and has subsequently held directorships, initially with Agen Biomedical Limited, a fully owned Agenix subsidiary, and with other Agenix companies.

Mr Davey is also a non-executive director of the ASX listed public company MatrixView Limited.

COMPANY SECRETARY

MR NEIL LEGGETT B.COMM, MBA, CA, FCIS, FTIA, AFAIM, MAICD

Neil Leggett has been the Chief Financial Officer and Company Secretary of Agenix Limited since May 2003. He is also a director of Agenix Group subsidiary companies. Prior to this position he has held senior corporate financial positions including chief financial officer and company secretarial roles at Orrcon Limited, A. Goninan and Sons Limited and Grow Force Australia Limited. He has been a chartered accountant for 26 years.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the Company were:

	ORDINARY SHARES	OPTIONS EXPIRING 20/07/2007	OPTIONS EXPIRING 07/05/2009	OPTIONS EXPIRING 21/07/2009
	Number	Number	Number	Number
Ravindran Govindan	3,950,000	300,000	-	-
Donald Home	-	500,000	2,500,000	500,000
FF Wong	2,500,000	-	-	-
Myles Davey	100,000	60,000	-	-

EARNINGS PER SHARE

	CENTS	
	2004	2003
Basic and diluted earnings per share	(9.21)	(0.53)

DIVIDENDS

No dividend has been paid or proposed by the Company in relation to the year ended 30 June 2004. (2003: $nil)

CORPORATE INFORMATION

Agenix Limited is a Company limited by shares that is incorporated and domiciled in Australia.

GROUP REPORTING STRUCTURE


AGENIX
ASX: AGX NASDAQ OTC: AGXLY
Agen Biomedical
100% owned subsidary
Milton Pharmaceuticals
(OTC and FMCG)
100% owned subsidary
Molecular Diagnostic Imaging *in vivo* imaging
Human Health *in vitro* diagnostics
Animal Health *in vitro* diagnostics

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year were:

- Research, development, manufacture and sale of veterinary and medical diagnostic products and technologies;
- Manufacture and sale of pharmaceutical and neutriceutical products;
- Biotechnology research and development; and
- Manufacture and sale of biochemicals.

There were no significant changes in the nature of the principal activities during the financial year.

EMPLOYEES

The consolidated entity employed 191 employees as at 30 June 2004 (2003: 200).

REVIEW AND RESULTS OF OPERATIONS, LIKELY DEVELOPMENTS AND EXPECTED RESULTS

A review of operations of the economic entity during the period, the results of those operations, the change in the state of affairs and the likely developments in the operations of the economic entity are set out in the Executive Chairman's and Managing Director's Letter to Shareholders. Other than as referred to in this report, further information on likely developments in the operations of the economic entity would, in the opinion of the directors, be speculative and may hinder the economic entity in the achievement of its commercial objectives.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the economic entity during the financial year.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

There have been no significant events between balance date and the signing of this report.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The consolidated entity holds any necessary licences issued by the relevant environmental protection authorities. These licences specify limits and regulate the management of discharges to the air and storm water run-off associated with the production processes and storage of any hazardous materials.

There have been no significant known breaches of the consolidated entity's licence conditions.

SHARE OPTIONS

Unissued shares

At the end of the year, there were 1,740,600 unlisted employee options exercisable at 33 cents, expiring on 20 July 2007, 2,408,125 unlisted employee options exercisable at 34 cents, expiring 25 July 2008, 75,000 unlisted employee options exercisable at 44 cents, expiring on 25 July 2008, 3,883,750 unlisted employee options exercisable at 42 cents, expiring on 21 July 2009, 2,500,000 unlisted employee options exercisable at 36 cents, expiring on 7 May 2009, 30,000 unlisted employee options exercisable at 71 cents, expiring on 31 January 2010, 250,000 unlisted employee options exercisable at 78 cents, expiring on 31 May 2010 and 60,000 unlisted options exercisable at 71 cents, expiring on 31 January 2010. Refer to note 24 for further details.

SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS

During the financial year, employees and consultants have exercised options to acquire 1,960,300 fully paid ordinary shares in Agenix Limited at a weighted average exercise price of $0.36. Since the end of the financial year, a further 290,500 options have been exercised, at a weighted average price of $0.34.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the year, the economic entity has paid premiums in respect of a contract insuring all of the directors and officers of the economic entity against a liability incurred in their role as directors and officers of the economic entity, except where:

(a) The liability arises out of conduct involving a wilful breach of duty; or

(b) There has been a contravention of Sections 182 or 183 of the *Corporations Act 2001.*

The total amount of insurance contract premiums paid for Directors' and Officers' Liability and Company Reimbursement cover was $68,938 (2003: $64,578). This amount has not been included as part of directors' and officers' remuneration in note 29.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is as follows:

- The remuneration structure of executive officers seeks to emphasise payment for results by providing various reward schemes, including incentive payments on the achievement of sales and profit targets, and key operational milestones.
- The objective of the reward schemes is to reinforce both the short and long term goals of the Company and to provide a common interest between management and shareholders.

	ANNUAL EMOLUMENTS				LONG TERM EMOLUMENTS				TOTAL	EMPLOYEE OPTIONS HELD AS AT 30 JUNE 2004
	Base Salary $	Directors' Fees $	Incentive $	Non-Cash Benefits $	Superannuation $	Options Granted Number	Options Amortised Cost $	Option Amortisation % of Total Remuneration	$	Number
Name and Position										
R Govindan Executive Chairman	-	150,000	-	-	13,500	-	1,308	0.8%	164,808	300,000
D Home Managing Director	203,877	-	36,972	31,123	28,328	3,000,000	391,773	56.6%	692,073	3,500,000
FF Wong Director (non-executive)	-	50,000	-	-	4,500	-	-	-	54,500	-
M Davey Director (non-executive)	-	55,000	-	-	4,950	-	262	0.4%	60,212	60,000

The Managing Director is employed under a contract of employment which expires on 30 June 2005.

EXECUTIVE OFFICERS – THE COMPANY AND THE CONSOLIDATED ENTITY

The emoluments of each of the five most highly remunerated executive officers of the economic entity, other than executive directors of the economic entity, are set out below:

	ANNUAL EMOLUMENTS					LONG TERM EMOLUMENTS			TOTAL	EMPLOYEE OPTIONS HELD AS AT 30 JUNE 2004
	Base Salary $	Directors' Fees $	Incentive $	Non-Cash Benefits $	Superan-uation $	Options Granted Number	Options Amor-tised Cost $	Option Amortisa-tion % of Total Remu-neration	$	Number
Name and Position										
A Farrington General Manager Milton	132,512	-	14,878	17,809	13,281	225,000	55,179	23.6%	233,659	525,000
N Leggett Chief Financial Officer / Company Secretary	84,198	-	33,257	33,355	30,343	175,000	23,133	11.3%	204,286	175,000
S Morrison Vice President Operations	107,440	-	32,110	-	32,560	175,000	23,133	11.8%	195,243	175,000
P MacLeman Vice President Animal Health	132,000	-	14,520	-	13,187	150,000	33,051	17.1%	192,758	300,000
S Parry-Jones Vice President Molecular Diagnostic Imaging	132,000	-	10,560	-	12,830	150,000	33,051	17.5%	188,441	300,000

* The amortised cost represents the estimated value of options at the date of grant using a Black-Scholes model and reflects the number and fair value of options applicable to the financial year allocated over the option vesting period, in line with the Corporations Act and current accounting standards.

FAIR VALUE OF OPTIONS

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants made:

Option Class	O 14	O 13	O 12	O 10	OP 9	OP 8	OP 7
Dividend yield	-	-	-	-	-	-	-
Expected volatility	48.4%	47.3%	49.9%	44.8%	50.7%	44.4%	51.6%
Historical volatility	48.4%	47.3%	49.9%	44.8%	50.7 %	44.4%	51.6%
Risk-free interest rate	6.2%	5.9%	5.4%	5.4%	6.2%	5.4%	6.1%
Expected life of option (years)	5.75	5.25	5.75	5.75	5.75	5.75	5.75

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the option is slightly less than the actual life on the assumption that the option holder will not wait until expiry date to exercise the option and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair value per option for those options vesting after 1 July 2003 are:

Option Class	Number of Options	Grant Date	Vesting Date	Weighted Average Fair Value (Cents Per Option)
OP 7	1,740,600	19 July 2001	19 July 2003	16.75
OP 8	2,408,125	28 February 2003	25 July 2004	12.39
OP 9	75,000	25 July 2002	25 July 2004	14.94
O 10	2,500,000	7 May 2003	7 May 2005	28.42
O 12	3,883,750	25 July 2003	21 July 2005	25.88
O 13	90,000	1 February 2004	31 January 2006	37.34
O 14	250,000	31 May 2004	31 May 2006	38.75

Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants be expenses, they would be amortised over the vesting period resulting in an increase in employee benefits expense of $560,890 for the financial year (2003: $130,357). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

DIRECTORS' MEETINGS

During the year, four directors' meetings were held.

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors' Meeetings	Audit Committee	Remuneration Committee
Number of meetings held:	4	3	2
Number of meetings attended:			
R Govindan	4	N/A	2
D Home	4	N/A	N/A
FF Wong	3	3	N/A
M Davey	4	3	2

N/A Not a member of that committee

COMMITTEE MEMBERSHIP

As at the date of this report, the Company had an Audit Committee and a Remuneration Committee for the board of directors.

Members acting on the committees of the board during the year were:

Audit
FF Wong, Chairman
Myles Davey

Remuneration
Myles Davey, Chairman
Ravindran Govindan

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Agenix Limited support and have adhered to the principles of corporate governance. The Company's corporate governance statement can be found at page 18 of this annual report.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors.

Donald Home
Managing Director
23 September 2004

STATEMENT OF FINANCIAL PERFORMANCE

	Note	CONSOLIDATED ENTITY		AGENIX LIMITED	
		2004 $'000	2003 $'000	2004 $'000	2003 $'000
Sales revenue	2	31,952	33,604	-	-
Cost of sales		(20,187)	(18,517)	-	-
Gross profit		11,765	15,087	-	-
Royalties and licences	2	2,621	2,404	-	-
Other revenues from ordinary activities	2	2,775	2,089	3,479	3,521
Distribution expenses		(1,198)	(1,171)	-	-
Marketing expenses		(5,640)	(4,903)	-	-
Occupancy and administration expenses		(6,613)	(4,763)	(2,663)	(1,987)
Research and development expenses		(6,214)	(5,674)	-	-
Write-down listed investments to market value	3	-	(503)	-	(304)
Write-down unlisted investments	3	-	(548)	-	(166)
Write-down loans to realisable values	3	-	(166)	(1,632)	(166)
Legal fees re Synbiotics patent matter	3	(3,762)	-	-	-
Costs re proposed merger with Peptech	3	(738)	-	(738)	-
Costs of improvements to manufacturing and regulatory infrastructure and processes	3	(1,028)	-	-	-
Licence fees re animal health and human health patents	3	(968)	-	-	-
In relation to Milton Pharmaceuticals:					
Write-down in carrying value of licences and registrations	3	(1,287)	-	-	-
Recall of products manufactured by Pan Pharmaceuticals	3	(16)	(782)	-	-
Write-down of goodwill on consolidation for Milton Pharmaceuticals	3	(471)	-	-	-
Amortisation of patents, licences and brand names	3	(605)	(608)		
Borrowing costs expense	3	(283)	(285)	(275)	(231)
Other expenses from ordinary activities		(950)	(988)	(21)	(32)
Profit (loss) from ordinary activities before income tax (expense) benefit		(12,612)	(811)	(1,850)	635
Income tax expense relating to ordinary activities	4	(1,724)	-	(531)	(36)
Net profit (loss) attributable to members of Agenix Limited		(14,336)	(811)	(2,381)	599
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Agenix Limited		(14,336)	(811)	(2,381)	599
Basic and diluted earnings (loss) per share (cents per share)	26	(9.21)	(0.53)	(1.52)	0.39

STATEMENT OF FINANCIAL POSITION

	Note	CONSOLIDATED ENTITY		AGENIX LIMITED	
		2004 $'000	2003 $'000	2004 $'000	2003 $'000
CURRENT ASSETS					
Cash assets		3,227	9,475	-	5,308
Receivables	5	5,887	5,960	3	170
Inventories	6	4,473	6,019	-	-
Deferred tax assets	4	-	250	-	121
Other	7	659	844	199	105
TOTAL CURRENT ASSETS		14,246	22,548	202	5,704
NON-CURRENT ASSETS					
Receivables	8	-	-	18,449	25,825
Other financial assets	9	-	218	21,736	21,596
Property, plant and equipment	11	7,934	7,289	146	125
Deferred tax assets	4	1,256	2,719	886	44
Intangible assets	12	8,973	10,149	-	-
Deferred research and development costs	13	2,490	2,490	64	64
Other	13	717	368	-	110
TOTAL NON-CURRENT ASSETS		21,370	23,233	41,281	47,764
TOTAL ASSETS		35,616	45,781	41,483	53,468
CURRENT LIABILITIES					
Bank overdraft		-	-	185	-
Payables	14	8,681	6,043	1,018	482
Interest bearing liabilities	15	175	952	-	720
Provisions	16	1,066	548	105	39
Other		-	72	-	72
TOTAL CURRENT LIABILITIES		9,922	7,615	1,308	1,313
NON-CURRENT LIABILITES					
Payables	17	-	-	9,789	22,639
Interest bearing liabilities	18	4,115	2,551	4,000	2,300
Deferred tax liabilities	4	960	1,087	960	27
Provisions	19	337	560	5	37
TOTAL NON-CURRENT LIABILITIES		5,412	4,198	14,754	25,003
TOTAL LIABILITIES		15,334	11,813	16,062	26,316
NET ASSETS		20,282	33,968	25,421	27,152
EQUITY					
Contributed equity	20	37,248	36,598	37,248	36,598
Accumulated losses	21	(16,966)	(2,630)	(11,827)	(9,446)
TOTAL EQUITY		20,282	33,968	25,421	27,152

STATEMENT OF CASH FLOWS

	Note	CONSOLIDATED ENTITY 2004 $'000	CONSOLIDATED ENTITY 2003 $'000	AGENIX LIMITED 2004 $'000	AGENIX LIMITED 2003 $'000
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES					
Receipts from customers		36,271	41,175	-	-
Payments to suppliers and employees		(37,868)	(34,082)	(2,795)	(3,332)
Payments relating to ThromboView® Project		(5,433)	(4,146)	-	-
START grant		631	1,183	-	-
Interest received		163	438	102	274
Borrowing costs		(231)	(256)	(179)	(211)
Income tax paid		167	(350)	-	(31)
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	22 (a)	(6,300)	3,962	(2,872)	(3,300)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES					
Proceeds from sale of property, plant and equipment		6	87	-	-
Purchase of property, plant and equipment		(1,883)	(949)	(83)	(73)
Loans from (to) controlled entity		-	-	(4,317)	3,955
Purchase of other non-current assets		-	(246)	-	-
Proceeds from sale of investments		298	58	148	-
Advances to director-related entity		-	(52)	-	(52)
NET CASH FLOW FROM (USED IN) INVESTING ACTIVITIES		(1,579)	(1,102)	(4,252)	3,830
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares		682	83	682	83
Payment for share buy-back		(31)	-	(31)	-
Proceeds from borrowings		980	-	980	-
Repayment of borrowings		-	(967)	-	(720)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		1,631	(884)	1,631	(637)
NET INCREASE (DECREASE) IN CASH HELD		(6,248)	1,976	(5,493)	(107)
Add opening cash brought forward		9,475	7,499	5,308	5,415
CLOSING CASH CARRIED FORWARD	22 (b)	3,227	9,475	(185)	5,308

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001* including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention, except for freehold land and buildings on freehold land, measured at fair value.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Agenix Limited (the parent company) and all entities that Agenix Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All inter company balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the net profit.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is recognised as an expense as it accrues.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(g) Investments

All non-current investments are carried at the lower of cost and recoverable amount.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials – purchase cost on a first-in-first-out basis; and
- finished goods and work-in-progress – cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

(i) Recoverable amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down.

(j) Property, plant and equipment

Cost and valuation

Freehold land and buildings are measured on a cost basis, except where they have been revalued. At each reporting date, the value is reviewed to ensure that it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows, which will be received for the assets' employment and subsequent disposal. Cash flows have been discounted to their present value in the determination of the recoverable amount of non-current assets.

All other classes of property, plant and equipment are measured at cost.

Where assets have been revalued, the potential effect of the capital gains tax on disposal has not been taken into account in the determination of the revalued carrying amount. Where it is expected that a liability for capital gains tax will arise, this expected amount is disclosed by way of note.

Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment, other than freehold land. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Buildings	2%
Leasehold improvements	10–25%
Plant and equipment	5–33%
Leased plant and equipment	15%
Furniture and fittings	15%

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(l) Intangibles

Patents and licences

Patents and licences are carried at cost and amortised on a straight-line basis over their useful lives. This is between 5 and 20 years.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be received. This is taken as being 20 years.

(m) Other non-current assets

Research and development costs

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written-off.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(o) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is recognised as an expense as it accrues.

(p) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for warranty is recognised for all products under warranty at the reporting date based on sales volume and past experience of the level of repairs and returns.

(q) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(r) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue comprises sales of products to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes. Revenue from the sale of products and services is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are dispatched to customers. Appropriate provisions for returns, trade discounts and other allowances are deducted from turnover.

Interest

Control of the right to receive the interest payment.

Dividends

Control of the right to receive the dividend payment.

Grants

Grant revenue is brought to account on the basis of grant eligible expenditure being expensed.

Royalties and licences

Royalty and licences revenue is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

(s) Taxes

Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- other types of employee benefits,

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 24 is not being recognised as an employee benefits expense.

(u) Derivative financial instruments

Forward exchange contracts

The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

(v) Earnings per share (EPS)

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for costs of servicing equity (other than dividends) and preference share dividends; the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(w) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

	Note	CONSOLIDATED ENTITY 2004 $'000	CONSOLIDATED ENTITY 2003 $'000	AGENIX LIMITED 2004 $'000	AGENIX LIMITED 2003 $'000
2. REVENUE FROM ORDINARY ACTIVITIES					
Revenue from operating activities					
Revenue from the sale of goods		31,952	33,604	-	-
Revenue from royalties and licences		2,621	2,404	-	-
Total revenues from operating activities		34,573	36,008	-	-
Revenue from non-operating activities					
Rental income		40	59	-	32
Proceeds on disposal of non-current assets		304	24	25	3
Interest from controlled entity		-	-	465	497
Interest from other corporations		162	464	102	312
Grants and development funding		1,512	1,144	-	-
Management fees - controlled entity		-	-	2,875	2,606
Net realised foreign exchange gains	3	441	235	-	71
Net unrealised foreign exchange gains	3	-	144	-	-
Other revenue		316	19	12	-
Total revenues from non-operating activities		2,775	2,089	3,479	3,521
Total revenues from ordinary activities		37,348	38,097	3,479	3,521
3. EXPENSES AND LOSSES (GAINS)					
(a) Expenses					
Cost of sales		20,187	18,517	-	-
Depreciation of non-current assets					
Manufacturing plant and equipment		796	759	37	38
Buildings		66	101	-	-
Plant and equipment under lease		3	199	-	-
Total depreciation of non-current assets		865	1,059	37	38
Amortisation of non-current assets					
Goodwill		28	28	-	-
Patents, licences and brand names		605	608	-	-
Leasehold improvements		387	352	-	-
Total amortisation of non-current assets		1,020	988	-	-
Total depreciation and amortisation expenses		1,885	2,047	37	38
Borrowing costs expensed					
Interest expense					
Commercial loan		205	231	205	231
Finance lease		78	54	70	-
Total borrowing costs expensed		283	285	275	231
Bad and doubtful debts - trade debtors		105	-	-	-
Operating lease rental minimum lease payment		278	257	-	-
Total operating lease rental		278	257	-	-
Research and development costs					
ThromboView®		5,446	4,789	-	-
Other		768	885	-	-

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
3. EXPENSES AND LOSSES (GAINS) (CONTINUED)				
b) Losses (gains)				
Net loss (gain) on disposal of financial assets	(79)	-	(28)	-
Net loss (gain) on disposal of property, plant and equipment	63	(24)	24	(3)
Net foreign currency (gain)/losses				
Conversion of US dollar bank account	122	-	-	-
Conversion of US dollar receivables and payables	147	-	-	-
Options and forward exchange contracts	(587)	-	-	-
Receivables not effectively hedged	-	485	-	-
Material / significant items				
Corporate restructure – redundancies	78	403	-	198
Write-down listed investments to market value	-	503	-	304
Write-down unlisted investments	-	548	-	166
Write-down loans to realisable values	-	166	1,632	-
Legal fees in relation to Synbiotics patent dispute	3,762	-	-	-
Costs re proposed merger with Peptech	738	-	738	-
Costs of improvements to manufacturing and regulatory infrastructure and processes	1,028	-	-	-
Licence fees re animal health and human health patents	968	-	-	-
In relation to Milton Pharmaceuticals:				
Write-down in carrying value of licences and registrations	1,287	-	-	-
Write-downs related to the change in product mix	619	-	-	-
Write-down in carrying value of land and buildings	170	-	-	-
Provisions for restructure - redundancies	137	-	-	-
Recall of products manufactured by Pan Pharmaceuticals	16	782	-	-
Write-down of goodwill on consolidation for Milton Pharmaceuticals	471	-	-	-
	9,274	2,402	2,370	668

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
4. INCOME TAX				
The prima facie tax, using tax rates applicable in the *country of operation, on profit and extraordinary items* differs from the income tax provided in the financial statements as follows:				
Prima facie tax on profit from ordinary activities before income tax at 30%	(3,784)	(243)	(555)	190
Tax effect of permanent differences				
Amortisation of intangibles	267	296	-	-
Write-down of investments	-	365	-	141
Write-down of receivables	-	-	490	-
Write-down of licences and registrations	387	-	-	-
Write-down in carrying value of land and buildings	51	-	-	-
Write-down of goodwill on consolidation	141	-	-	-
Profit on sale of investments	(24)	-	(9)	-
Merger related expenses	221	-	221	-
Research and development concession	(294)	(310)	-	-
Other (net)	21	(28)	4	(3)
Recoupment of prior years' tax losses not previously brought to account	-	(80)	-	-
Current year tax losses transferred to parent	-	-	-	(292)
Future income tax benefits brought to account	(70)	-	79	-
Future income tax benefits arising from tax losses of current year not brought to account	3,234	-	-	-
Future income tax benefits arising from tax losses of prior years, written-off	1,396	-	-	-
Under provision of previous year	178	-	301	-
Income tax expense attributable to operating profit (loss) before income tax	1,724	-	531	36

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
4. INCOME TAX (CONTINUED)				
Deferred tax assets and liabilities				
Deferred tax liability - non-current	960	1,087	960	27
Deferred tax asset - current	-	250	-	121
Deferred tax asset - non-current	1,256	2,719	885	44
The deferred tax asset is made up of the following estimated tax benefits:				
Tax losses	-	1,562	-	-
Timing differences	1,256	1,407	960	165
	1,256	2,969	960	165
Future income tax benefit arising from tax losses of a controlled entity not brought to account at reporting date as realisation of the benefit is not regarded as virtually certain	4,904	1,670	-	-
Future income tax benefit arising from timing losses of a controlled entity not brought to account at reporting date as realisation of the benefit is not regarded as virtually certain	1,707	1,707	-	-
These future income tax benefits will only be obtained if:				
(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;				
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with;				
(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.				
Franking credits available for the subsequent financial year calculated on tax paid basis			528	528

Tax consolidation

Effective 1 April 2004, for the purposes of income taxation, Agenix Limited and its 100% owned subsidiaries formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Agenix Limited.

Also effective 1 April 2004, for the purposes of income taxation, Milton Pharmaceuticals Pty Ltd formed a tax consolidated group with itself and its subsidiary companies. On 31 March 2004, 260,000 shares representing 2.52% of share capital of Milton Pharmaceuticals Pty Ltd were allotted to the Milton Pharmaceuticals Pty Ltd Employee Share Plan Number One. Under the terms of the plan, shares will be issued to senior management employees based on the meeting of defined performance milestones.

As at 30 June 2004, no shares had been issued to senior management employees under the plan.

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
5. RECEIVABLES (CURRENT)				
Trade debtors	4,951	5,309	-	-
Provision for doubtful debts	(124)	(54)	-	-
Sundry debtors	54	260	3	93
START Grant - AusIndustry	842	-	-	-
Other receivables				
Australian Tax Office	164	445	-	37
Amounts received from controlled entities	-	-	-	40
	5,887	5,960	3	170

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
6. INVENTORIES (CURRENT)				
Raw materials and stores				
At cost	2,703	2,087	-	-
Provision for diminution in value	(453)	(171)	-	-
	2,250	1,916	-	-
Work-in-progress				
At cost	958	1,325	-	-
Provision for diminution in value	(63)	(12)	-	-
	895	1,313	-	-
Finished goods				
At cost	1,705	3,000	-	-
Provision for diminution in value	(377)	(210)	-	-
	1,328	2,790	-	-
Total inventories at lower of cost and net realisable value	4,473	6,019	-	-
7. OTHER CURRENT ASSETS				
Prepayments	330	282	199	32
Forward exchange receivable	-	72	-	72
Other	-	114	-	1
Land and buildings held for resale at cost	436	486	-	-
Accumulated depreciation	(107)	(110)	-	-
	659	844	199	105
8. RECEIVABLES (NON-CURRENT)				
Related party receivables				
Wholly-owned groups				
Controlled entities	-	-	25,866	31,610
Provision for non-recovery	-	-	(7,417)	(5,785)
	-	-	18,449	25,825
9. OTHER FINANCIAL ASSETS (NON-CURRENT)				
Shares in controlled entities at cost	-	-	27,106	26,846
Provision for diminution	-	-	(5,370)	(5,370)
	-	-	21,736	21,476
Shares in listed corporations at cost	-	4,491	-	1,086
Provision for diminution	-	(4,279)	-	(966)
	-	212	-	120
Shares in other corporations at cost	-	901	-	-
Provision for diminution	-	(895)	-	-
	-	6	-	-
Total other financial assets	-	218	21,736	21,596
Aggregate market value of listed investments	-	212	-	120

	INVESTMENT IN ORDINARY SHARES AT COST		PERCENTAGE OWNED	
	2004 $	2003 $	2004 %	2003 %
10. CONTROLLED ENTITIES				
(a) Controlled entities of Agenix Limited				
AGEN Limited	11,810,000	11,810,000	100.00	100.00
Agen Biomedical Limited	-	-	100.00	100.00
Agen International Limited	-	-	100.00	100.00
Agen Inc	-	-	100.00	100.00
Agen R&D Syndicate Pty Ltd	-	-	100.00	100.00
Biotech International Investments Ltd	4,849,795	4,849,795	100.00	100.00
Milton Pharmaceuticals Pty Ltd	260,000	-	100.00	100.00
Biotech Pharmaceuticals Pty Ltd	-	-	100.00	100.00
Willie Labs Generics Ltd	-	-	100.00	100.00
Milton Australia Pty Ltd	-	-	100.00	100.00
Biotech Pharmaceuticals Australia Pty Ltd	-	-	100.00	100.00
Industrial Biosystems Pty Ltd	6	6	100.00	100.00
ACE R&D No 1 Pty Ltd	-	-	100.00	100.00
Biopulp Research & Development Pty Ltd	2	2	100.00	100.00
Resource & Industry Limited	10,186,192	10,186,192	100.00	100.00
HCL Nominees Pty Ltd	-	-	100.00	100.00
Jemaka Pty Ltd	-	-	100.00	100.00
Agenix Asia Pacific Pte Ltd	2	2	100.00	100.00
	27,105,997	26,845,997		

All of the controlled entities were incorporated in Australia except Agen Inc., which was incorporated in the USA and Agenix Asia Pacific Pte Ltd, which was incorporated in Singapore.

On 31 March 2004, 260,000 shares representing 2.52% of share capital of Milton Pharmaceuticals Pty Ltd were allotted to the Milton Pharmaceuticals Pty Ltd Employee Share Plan Number One. Under the terms of the plan, shares will be issued to senior management employees based on the meeting of defined performance milestones.

As at 30 June 2004, no shares had been issued to senior management employees under the plan.

(b) Pursuant to Class Order 98/1418 dated 5 May 1999, relief has been granted to all the above controlled entities of Agenix Limited, except for Milton Pharmaceuticals Pty Ltd and its subsidiaries, Agen Inc. and Agenix Asia Pacific Pte Ltd from the *Corporations Act 2001* requirement for preparation, audit and lodgement of their financial reports.

Agenix Limited and the controlled entities subject to the Class Order have entered into a Deed of Cross Guarantee. The effect of the Deed is that Agenix Limited has guaranteed to pay any deficiency in the event of the winding up of the controlled entities and the controlled entities have guaranteed to pay any deficiency in the event of the winding up of Agenix Limited. Milton Pharmaceuticals Pty Ltd and its subsidiaries, Agen Inc. and Agenix Asia Pacific Pte Ltd are not subject to the Deed of Cross Guarantee.

	CLOSED GROUP	
	2004 $'000	2003 $'000
10. CONTROLLED ENTITIES (CONTINUED)		
(b) (continued)		
The consolidated Statements of Financial Performance and Position of the entities which are members of the "Closed Group" are as follows:		
(i) Consolidated Statement of Financial Performance		
Profit from ordinary activities before income tax	(11,215)	777
Income tax expense relating to ordinary activities	(581)	(73)
Profit from ordinary activities after income tax expense	(11,796)	704
Retained profits at the beginning of the financial year	4,599	3,895
Dividends provided for or paid	-	-
Aggregate amounts transferred to reserves	-	-
Retained profits at the end of the financial year	(7,197)	4,599
(ii) Consolidated Statement of Financial Position		
CURRENT ASSETS		
Cash assets	3,113	9,159
Receivables	3,763	3,022
Inventories	3,136	4,301
Deferred tax assets	-	250
Other	578	225
TOTAL CURRENT ASSETS	10,590	16,957
NON-CURRENT ASSETS		
Receivables	9,134	10,837
Other financial assets	7,870	7,828
Property, plant and equipment	5,214	5,007
Intangible assets	6,231	5,382
Deferred research and development costs	2,490	2,490
Deferred tax assets	886	699
Other	717	368
TOTAL NON-CURRENT ASSETS	32,542	32,611
TOTAL ASSETS	43,132	49,568
CURRENT LIABILITIES		
Payables	7,212	3,361
Interest-bearing liabilities	34	760
Provisions	736	351
Current tax liabilities	-	72
TOTAL CURRENT LIABILITIES	7,982	4,544
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	4,000	2,335
Deferred tax liabilities	960	405
Provisions	139	1,087
TOTAL NON-CURRENT LIABILITIES	5,099	3,827
TOTAL LIABILITIES	13,081	8,371
NET ASSETS	30,051	41,197
SHAREHOLDERS' EQUITY		
Contributed equity	37,248	36,598
Retained profits	(7,197)	4,599
TOTAL SHAREHOLDERS' EQUITY	30,051	41,197

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
11. PROPERTY, PLANT AND EQUIPMENT				
Freehold land				
At cost	608	608	-	-
Buildings on freehold land				
At cost	2,008	1,687	-	-
Accumulated amortisation	(434)	(399)	-	-
At directors' valuation deemed to be cost	750	920	-	-
Accumulated amortisation	(502)	(471)	-	-
	1,822	1,737		-
Leasehold improvements				
At cost	3,791	3,316	-	-
Accumulated amortisation	(3,139)	(3,010)	-	-
At directors' valuation deemed to be cost	2,492	2,492	-	-
Accumulated amortisation	(762)	(508)	-	-
	2,382	2,290	-	-
Total land and buildings	4,812	4,635	-	-
Plant and equipment				
Manufacturing plant and equipment				
At cost	7,433	7,989	46	158
Accumulated depreciation	(4,776)	(5,806)	(19)	(65)
	2,657	2,183	27	93
Furniture and fixtures				
At cost	280	346	171	54
Accumulated depreciation	(127)	(190)	(52)	(22)
	153	156	119	32
Plant and equipment under lease				
At cost	746	832	-	-
Accumulated amortisation	(434)	(517)	-	-
	312	315	-	-
Total plant and equipment	3,122	2,654	146	125
Total property, plant and equipment				
At cost	14,866	14,778	217	212
Accumulated depreciation and amortisation	(8,910)	(9,922)	(71)	(87)
	5,956	4,856	146	125
At directors' valuation deemed to be cost	3,242	3,412	-	-
Accumulated depreciation and amortisation	(1,264)	(979)	-	-
	1,978	2,433	-	-
Total written-down amount	7,934	7,289	146	125

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
11. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)				
(a) Assets pledged as security				
Included in the balances of freehold land and buildings are assets over which first mortgages have been granted as security over bank loans (see note 18). The terms of the first mortgages preclude the assets being sold or being used as security for further mortgages without the permission of the first mortgage holder. The mortgage also requires buildings that form part of the security to be fully insured at all times.				
Assets under lease are pledged as security for the associated lease liabilities.				
The value of assets pledged as security are:				
Freehold land	608	608	-	-
Freehold buildings	1,822	1,737	-	-
Plant and equipment under lease	312	315	-	-

(b) Valuation of land and buildings

The carrying values of land and buildings have been determined by reference to cost and directors' valuations deemed to be cost, based upon independent valuations previously obtained.

(i) Land and buildings at 11 Durbell Street and land at 1602 Beaudesert Road, Acacia Ridge QLD 4110, were independently valued at $1,750,000 on 8 May 2003 (book value at 30 June 2004 was $1,230,000). The valuation, which has not been booked in the accounts, was carried out by Australian Pacific Valuers Pty Ltd on the basis of determining fair value of the property under AASB 1041.

(ii) Land and buildings at 101 Antimony Street, Carole Park QLD 4300, were independently valued at $1,470,000 on 8 May 2003. However, the Company's Bankers valued the land and buildings on the basis of market value for security mortgage purposes at $1,200,000 on 18 September 2003. As a result, the directors have chosen to value the land and buildings downwards at $1,200,000 as at 30 June 2004.

(iii) Land and buildings at 14A Brennan Way, Belmont WA 6104, were independently valued at $420,000 on 12 May 2004 (book value at 30 June 2004 was $329,000). The valuation, which has not been booked in the accounts, was carried out by Knight Frank (WA) Pty Ltd on the basis of market value for mortgage security purposes.

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
11. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)				
(c) Reconciliations				
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.				
Freehold land				
Carrying amount at beginning	608	678	-	-
Disposals	-	-	-	-
Transfer to assets held for resale	-	(70)	-	-
	608	608	-	-
Buildings on freehold land				
Carrying amount at beginning	1,737	2,080	-	-
Additions	321	44	-	-
Recoverable amount write-downs	(170)	-	-	-
Depreciation expense	(66)	(101)	-	-
Transfer to assets held for resale	-	(286)	-	-
	1,822	1,737	-	-
Leasehold improvements				
Carrying amount at beginning	2,290	2,620	-	-
Additions	483	28	-	-
Disposals	(4)	(6)	-	-
Depreciation expense	(387)	(352)	-	-
	2,382	2,290	-	-
Manufacturing plant and equipment				
Carrying amount at beginning	2,183	2,059	93	56
Additions	1,337	875	84	73
Disposals	(82)	(5)	(26)	(2)
Depreciation expense	(781)	(737)	(32)	(34)
Transfer to assets held for resale	-	(9)	-	-
	2,657	2,183	119	93
Furniture and fixtures				
Carrying amount at beginning	156	189	32	36
Additions	20	11	5	-
Disposals	(8)	(11)	(5)	-
Depreciation expense	(15)	(22)	(5)	-
Transfer to assets held for resale	-	(11)	-	(4)
	153	156	27	32
Plant and equipment under lease				
Carrying amount at beginning	315	567	-	-
Additions	-	100	-	-
Disposals	-	(153)	-	-
Depreciation expense	(3)	(199)	-	-
	312	315	-	-

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
12. INTANGIBLES				
Brand names at cost	9,263	9,263	-	-
Accumulated amortisation	(1,988)	(1,532)	-	-
	7,275	7,731	-	-
Goodwill	-	564	-	-
Accumulated amortisation	-	(65)	-	-
	-	499	-	-
Patents and licences	1,868	2,277	-	-
Accumulated amortisation	(170)	(358)	-	-
	1,698	1,919	-	-
	8,973	10,149	-	-
(a) Reconciliations				
Reconciliations of the carrying amounts of intangibles at the beginning and end of the current financial year.				
Brand names at cost				
Carrying amount at beginning	7,731	8,183	-	-
Amortisation expense	(456)	(452)	-	-
	7,275	7,731	-	-
Goodwill				
Carrying amount at beginning	499	527	-	-
Amortisation expense	(28)	(28)	-	-
Write-down due to impairment – Milton Pharmaceuticals	(471)	-	-	-
	-	499	-	-
Patents and licences				
Carrying amount at beginning	1,919	2,075	-	-
Amortisation expense	(149)	(156)	-	-
Additions	1,215	-	-	-
Write-down of licences and registrations – Milton Pharmaceuticals	(1,287)	-	-	-
	1,698	1,919	-	-

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
13. OTHER NON-CURRENT ASSETS				
Deferred research and development costs				
Balance at the beginning of the financial year	2,490	2,490	64	64
Research and development costs incurred during the year and deferred	-	-	-	-
Balance at the end of the financial year	2,490	2,490	64	64
Prepayment capital projects	717	368	-	110
Balance at the end of the financial year	717	368	-	110
14. PAYABLES (CURRENT)				
Trade creditors	8,255	6,043	404	482
Goods and services tax	-	-	209	-
Other creditors	426	-	405	-
	8,681	6,043	1,018	482
15. INTEREST-BEARING LIABILITIES (CURRENT)				
Lease liability (secured)	175	232	-	-
Commercial bill (secured)	-	720	-	720
	175	952	-	720
16. PROVISIONS (CURRENT)				
Employee benefits	919	538	105	39
Provisions for restructure – redundancies at Milton Pharmaceuticals	137	-	-	-
Warranties	10	10	-	-
	1,066	548	105	39
17. PAYABLES (NON-CURRENT)				
Amounts payable to controlled entities	-	-	9,789	22,639
	-	-	9,789	22,639
18. INTEREST-BEARING LIABILITIES (NON-CURRENT)				
Lease liability (secured)	115	251	-	-
Commercial bill (secured)	4,000	2,300	4,000	2,300
	4,115	2,551	4,000	2,300

(b) Terms and conditions relating to the above financial instruments

(i) Finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the asset's market value. The average discount rate implicit in the leases is 7.94% (2003: 7.45%). Secured lease liabilities are secured by a charge over the leased assets.

(ii) Commercial bills drawn at balance date have an effective interest rate of 6.22% (2003: 6.42%). The commercial bills roll over on an average 35 day basis and form part of a two year evergreen facility implemented in October 2003 expiring in December 2005. The facility is reviewed annually in December for extension of the evergreen period. The commercial bills are secured by a charge over the Company's assets.

	2004 $'000	2003 $'000	2004 $'000	2003 $'000
19. PROVISIONS (NON-CURRENT)				
Employee benefits	337	554	5	37
Other	-	6	-	-
	337	560	5	37
20. CONTRIBUTED EQUITY				
(a) Issued and paid up capital				
Ordinary shares fully paid	37,248	36,598	37,248	36,598

	2004 Number of Shares	2004 $'000	2003 Number of Shares	2003 $'000
20. CONTRIBUTED EQUITY (CONTINUED)				
(b) Movement in shares on issue				
Balance at the beginning of the financial year	154,432,440	36,598	154,182,440	36,515
Issued during the year:				
Options exercised during the year	500,000	200	250,000	83
Employee options exercised during the year	1,460,300	482	-	-
Bought back during the year - unmarketable parcels[i]	(57,175)	(32)	-	-
Balance at the end of the financial year	156,335,565	37,248	154,432,440	36,598

[i] On 31 October 2003, 57,175 fully paid ordinary shares were bought back by Agenix Limited, from shareholders who had less than marketable parcel of shares. The shares were repurchased for $0.54 per share. Agenix Limited share price at close of business 31 October 2003 was $0.74 per share. The total cost of the buy-back was $30,875, which was all debited to the contributed equity account.

	2004 Share option expiry date 31/01/2010 Number of 71c Options	2004 Share option expiry date 17/03/2008 Number of 40c Options	2004 Share option expiry date 24/11/2004 Number of 40c Options	2003 Share option expiry date 30/01/2003 Number of 55c Options	2003 Share option expiry date 24/11/2004 Number of 40c Options
(c) Share options					
Balance at the beginning of the financial year	-	-	250,000	9,000,000	250,000
Granted	60,000	250,000	-	-	-
Forfeited	-	-	-	(9,000,000)	-
Exercised	-	(250,000)	(250,000)	-	-
Balance at the end of the financial year	60,000	-	-	-	250,000

(d) Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
21. ACCUMULATED LOSSES				
Balance at the beginning of the financial year	(2,630)	(1,819)	(9,446)	(10,045)
Net loss attributable to members of Agenix Limited	(14,336)	(811)	(2,381)	599
Balance at the end of the financial year	(16,966)	(2,630)	(11,827)	(9,446)
22. STATEMENT OF CASH FLOWS				
(a) Reconciliation of the net profit after tax to the net cash flows from operations				
Net profit	(14,336)	(811)	(2,381)	598
Non-cash items				
Depreciation of non-current assets	865	1,059	37	38
Amortisation of non-current assets	1,020	988	-	-
Decrement in value of non-current assets	170	-	-	-
Decrement in value of inventories	804	-	-	-
Intercompany charges	-	-	(2,506)	(3,872)
Write-down carrying value of investments	-	1,217	1,632	470
Write-down carrying value of intangibles	1,758	-	-	-
Write-down of inventories to net realisable value	619	327	-	
Losses (profits) on sale of property, plant and equipment	63	(24)	24	(3)
Losses (profits) on sale of investments	(79)	-	(28)	-
Net foreign currency (gains) losses	(319)	-	-	-
Other	230	39	72	-
Changes in assets and liabilities				
Decrease (increase) in receivables	73	369	167	13
Decrease (increase) in prepayments	(48)	(19)	(167)	-
Decrease (increase) in capital prepayments	(349)	-	110	-
Decrease (increase) in inventories	(1,546)	(274)	-	-
Decrease (increase) in deferred tax asset	1,714	(408)	531	31
(Increase) decrease in payables	2,638	1,429	536	(546)
(Increase) decrease in provisions	296	22	34	2
(Increase) decrease in provision for tax	-	(119)	-	(37)
(Increase) decrease in deferred income tax liability	127	167	(933)	6
Net cash provided by (used in) operating activities	(6,300)	3,962	(2,872)	(3,300)

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
22. STATEMENT OF CASH FLOWS (CONTINUED)				
(b) Non-cash financing and investing activities				
(i) Aggregate fair value of plant and equipment acquired by means of finance	-	100	-	-
(ii) Aggregate fair value of plant and equipment acquired through part recovery of loans receivable	-	110	-	-
Financing facilities available				
At the reporting date the following financing facilities had been negotiated and were available:				
Total facilities:				
Bank loans	-	3,000	-	3,000
Commercial bills	20,000	3,020	20,000	3,020
Facilities used at reporting date:				
Commercial bills	4,000	3,020	4,000	3,020
Facilities unused at reporting date:				
Bank loans	-	3,000	-	3,000
Commercial bills	16,000	-	16,000	-
Reconciliation of cash				
Cash at bank	1,332	1,502	(185)	32
Deposits at call	1,895	7,973	-	5,276
	3,227	9,475	(185)	5,308
23. EXPENDITURE COMMITMENTS				
(a) Lease expenditure commitments				
(i) Operating leases (non-cancellable)				
Minimum lease payments:				
Not later than one year	274	240	24	-
Later than one year and not later than five years	860	850	35	-
Later than five years	470	613	-	-
Aggregate lease expenditure contracted but not capitalised in the accounts at reporting date	1,604	1,703	59	-
(ii) Finance leases				
Minimum lease payments:				
Not later than one year	195	239	-	-
Later than one year and not later than five years	120	316	-	-
Total minimum lease payments:	315	555	-	-
Future finance charges	(25)	(72)		
Lease liability	290	483	-	-
Current liability	175	232	-	-
Non-current liability	115	251	-	-
	290	483	-	-

(b) Research and development commitments

At 30 June 2004, commitments in relation to the clinical trials currently being undertaken for ThromboView®, totalled $371,339 (2003: $259,925). These commitments will become due and payable not later than one year.

Operating leases have an average lease term of 4 years. Assets that are the subject of operating leases are property, motor vehicles and forklifts.

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
24. EMPLOYEE BENEFITS				
Employee benefits				
Provisions current	919	538	105	39
Provisions (non-current)	337	554	5	37
	1,256	1,092	110	76

24. EMPLOYEE BENEFITS (CONTINUED)

Employee Option Plan

An employee option plan was approved by the shareholders on 8 June 2001. Under the employee option plan all directors, executives and staff of the consolidated entity are eligible to be issued with options over the ordinary shares of Agenix Limited. There are currently three directors, 20 executive officers and 129 staff eligible for this scheme. Options are issued to all full-time and part-time employees at the discretion of the Board at an exercise price calculated as the average closing price for the twenty trading days prior to the grant date. The options are issued for a term of six years. The options cannot be transferred and are not quoted on the ASX.

The options granted to D Home were approved by shareholders at the Annual General Meeting held on 28 November 2003.

		2004		2003	
	Note	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance at the beginning of the financial year	24(a)	6,074,775	0.34	4,181,000	0.33
Granted	24(b)	6,877,500	0.42	2,749,375	0.34
Forfeited		(604,500)	0.37	(605,600)	0.33
Exercised	24(c)	(1,460,300)	0.33	(250,000)	0.33
Balance at the end of the financial year	24(d)	10,887,475	0.39	6,074,775	0.34
Exercisable at the end of the year		1,815,600	0.33	-	-

(a) Options held at the beginning of the reporting period:

The following table summarises information about options held by employees as at 1 July 2003:

Number of Options	Grant Date	Vesting Date	Expiry Date	Weighted Average Exercise Price $
3,272,900	19 July 2001	19 July 2003	20 July 2007	0.33
75,000	25 July 2002	25 July 2004	25 July 2008	0.44
2,726,875	28 February 2003	25 July 2004	25 July 2008	0.34
6,074,775				

(b) Options granted during the reporting period:

(i) The following table summarises information about options granted by Agenix Limited to employees during the year ended 30 June 2004:

Number of Options	Grant Date	Vesting Date	Expiry Date	Weighted Average Exercise Price $
4,097,500	25 July 2003	21 July 2005	21 July 2009	0.42
2,500,000	7 May 2003	7 May 2005	7 May 2009	0.36
30,000	1 February 2004	31 January 2006	31 January 2010	0.71
250,000	31 May 2004	31 May 2006	31 May 2010	0.78
6,877,500				

(ii) The following table summarises information about options granted by Agenix Limited to employees during the year ended 30 June 2003:

Number of Options	Grant Date	Vesting Date	Expiry Date	Weighted Average Exercise Price $
2,749,375	28 February 2003	25 July 2004	25 July 2008	0.34
2,749,375				

24. EMPLOYEE BENEFITS (CONTINUED)

(c) Options exercised

(i) The following table summarises information about options exercised during the year ended 30 June 2004:

Number of Options	Grant Date	Exercise Date	Expiry Date	Weighted Average Exercise Price $	Proceeds From Shares Issued	Number Of Shares Issued	Issue Date	Fair Value Of Shares Issued
50,000	19 July 2001	4 July 2003	20 July 2007	0.33	16,500	50,000	4 July 2003	0.41
50,000	19 July 2001	11 July 2003	20 July 2007	0.33	16,500	50,000	11 July 2003	0.43
50,000	19 July 2001	14 July 2003	20 July 2007	0.33	16,500	50,000	14 July 2003	0.44
9,000	19 July 2001	22 July 2003	20 July 2007	0.33	2,970	9,000	22 July 2003	0.47
40,000	19 July 2001	23 July 2003	20 July 2007	0.33	13,200	40,000	23 July 2003	0.48
50,000	19 July 2001	1 August 2003	20 July 2007	0.33	16,500	50,000	1 August 2003	0.53
9,000	19 July 2001	4 August 2003	20 July 2007	0.33	2,970	9,000	4 August 2003	0.52
6,000	19 July 2001	5 August 2003	20 July 2007	0.33	1,980	6,000	5 August 2003	0.55
9,000	19 July 2001	6 August 2003	20 July 2007	0.33	2,970	9,000	6 August 2003	0.57
60,000	19 July 2001	7 August 2003	20 July 2007	0.33	19,800	60,000	7 August 2003	0.64
9,000	19 July 2001	15 August 2003	20 July 2007	0.33	2,970	9,000	15 August 2003	0.64
400,000	19 July 2001	26 August 2003	20 July 2007	0.33	132,000	400,000	26 August 2003	0.78
9,000	19 July 2001	2 September 2003	20 July 2007	0.33	2,970	9,000	2 September 2003	0.85
9,000	19 July 2001	4 September 2003	20 July 2007	0.33	2,970	9,000	4 September 2003	0.88
6,000	19 July 2001	5 September 2003	20 July 2007	0.33	1,980	6,000	5 September 2003	0.85
9,000	19 July 2001	8 September 2003	20 July 2007	0.33	2,970	9,000	8 September 2003	0.81
9,000	19 July 2001	23 September 2003	20 July 2007	0.33	2,970	9,000	23 September 2003	0.69
15,000	19 July 2001	25 September 2003	20 July 2007	0.33	4,950	15,000	25 September 2003	0.73
96,000	19 July 2001	29 September 2003	20 July 2007	0.33	31,680	96,000	29 September 2003	0.70
6,000	19 July 2001	30 September 2003	20 July 2007	0.33	1,980	6,000	30 September 2003	0.69
6,000	19 July 2001	1 October 2003	20 July 2007	0.33	1,980	6,000	1 October 2003	0.69
84,000	19 July 2001	13 October 2003	20 July 2007	0.33	27,720	84,000	13 October 2003	0.85
215,000	19 July 2001	15 October 2003	20 July 2007	0.33	70,950	215,000	15 October 2003	0.79
9,000	19 July 2001	30 October 2003	20 July 2007	0.33	2,970	9,000	30 October 2003	0.71
60,000	19 July 2001	4 December 2003	20 July 2007	0.33	19,800	60,000	4 December 2003	0.68
6,000	19 July 2001	10 December 2003	20 July 2007	0.33	1,980	6,000	10 December 2003	0.69
5,400	19 July 2001	19 December 2003	20 July 2007	0.33	1,782	5,400	19 December 2003	0.70
9,000	19 July 2001	19 January 2004	20 July 2007	0.33	2,970	9,000	19 January 2004	0.69
9,000	19 July 2001	10 February 2004	20 July 2007	0.33	2,970	9,000	10 February 2004	0.63
42,000	19 July 2001	17 March 2004	20 July 2007	0.33	13,860	42,000	17 March 2004	0.77
11,300	19 July 2001	24 March 2004	20 July 2007	0.33	3,729	11,300	24 March 2004	0.82
45,000	19 July 2001	31 March 2004	20 July 2007	0.33	14,850	45,000	31 March 2004	0.88
15,000	19 July 2001	7 April 2004	20 July 2007	0.33	4,950	15,000	7 April 2004	0.93
6,000	19 July 2001	23 April 2004	20 July 2007	0.33	1,980	6,000	23 April 2004	0.90
12,000	19 July 2001	27 April 2004	20 July 2007	0.33	3,960	12,000	27 April 2004	0.93
6,000	19 July 2001	28 April 2004	20 July 2007	0.33	1,980	6,000	28 April 2004	0.93
12,600	19 July 2001	3 May 2004	20 July 2007	0.33	4,158	12,600	3 May 2004	0.89
6,000	19 July 2001	6 May 2004	20 July 2007	0.33	1,980	6,000	6 May 2004	0.87
1,460,300								

24. EMPLOYEE BENEFITS (CONTINUED)

(c) Options exercised (continued)

(ii) The following table summarises information about options exercised during the year ended 30 June 2003:

Number of Options	Grant Date	Exercise Date	Expiry Date	Weighted Average Exercise Price $	Proceeds from Shares Issued	Number of Shares Issued	Issue Date	Fair Value Of Shares Issued
50,000	19 July 2001 [A]	5 May 2003	20 July 2007	0.33	16,500	50,000	5 May 2003	0.40
50,000	19 July 2001 [A]	13 May 2003	20 July 2007	0.33	16,500	50,000	13 May 2003	0.41
50,000	19 July 2001 [A]	16 May 2003	20 July 2007	0.33	16,500	50,000	16 May 2003	0.41
50,000	19 July 2001 [A]	16 June 2003	20 July 2007	0.33	16,500	50,000	16 June 2003	0.41
50,000	19 July 2001 [A]	25 June 2003	20 July 2007	0.33	16,500	50,000	25 June 2003	0.40
250,000								

[A] Due to the termination of R. Richards, Mr Richards was granted the opportunity to exercise his options prior to the vesting date.

Fair value of the shares issued during the reporting period is estimated to be the market price of shares of Agenix Limited on the ASX as at close of trading on the respective issue dates.

(d) Options held at the end of the reporting period

The following table summarises information about options held by employees as at 30 June 2004:

Number of Options	Grant Date	Vesting Date	Expiry Date	Weighted Average Exercise Price $
1,740,600	19 July 2001	19 July 2003	20 July 2007	0.33
75,000	25 July 2002	25 July 2004	25 July 2008	0.44
2,408,125	28 February 2003	25 July 2004	25 July 2008	0.34
2,500,000	7 May 2003	7 May 2005	7 May 2009	0.36
3,883,750	25 July 2003	21 July 2005	21 July 2009	0.42
30,000	1 February 2004	31 January 2006	31 January 2010	0.71
250,000	31 May 2004	31 May 2006	31 May 2010	0.78
10,887,475				

On 31 March 2004, 260,000 shares representing 2.52% of share capital of Milton Pharmaceuticals Pty Ltd were allotted to the Milton Pharmaceuticals Pty Ltd Employee Share Plan Number One. Under the terms of the plan, shares will be issued to senior management employees based on the meeting of defined performance milestones.

As at 30 June 2004, no shares had been issued to senior management employees under the plan.

25. CONTINGENT LIABILITES AND CONTINGENT ASSETS

(a) Contingent liability

The decision at Milton Pharmaceuticals to discontinue the manufacture of scheduled products and low margin contract manufacturing has necessitated the renegotiation of some contracts with customers. The directors do not believe that the renegotiated terms will have an adverse effect on profit.

(b) Contingent asset

In April 2003, the Therapeutic Goods Administration recalled all batches of medicines that had been manufactured by Pan Pharmaceuticals ("Pan"). This impacted Agenix's Milton Group as two Milton products were being manufactured by Pan.

The Milton Group expensed $782,000 in the year ended 30 June 2003 and expensed a further $16,000 in the current year associated with the recall of products.

However, the liquidators of Pan have advised that there is ultimately likely to be a distribution to unsecured creditors of Pan of between 26 cents and 47 cents in the dollar of debt owed.

Until further details become available, no asset has been recognised in the accounts.

	CONSOLIDATED ENTITY	
	2004 $'000	2003 $'000
26. LOSS PER SHARE		
The following reflects the income and share data used in the calculations of basic and diluted earnings per share		
Net loss	(14,336)	(811)

	CONSOLIDATED ENTITY 2004	2003
	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	155,687,425	154,182,440

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2004 $	2003 $	2004 $	2003 $
27. AUDITOR'S REMUNERATION				
Amounts received or due and receivable by Ernst & Young for:				
An Audit or review of the financial report of the entity and any other entity in the consolidated entity	94,500	85,000	94,500	21,314
START Grant application	75,750	79,247	-	-
Other	11,000	30,997	11,000	16,842
	181,250	195,244	105,500	38,156

28. RELATED PARTY DISCLOSURE

Ultimate parent

Agenix Limited is the ultimate parent company of the economic entity.

Wholly-owned group transactions

Loans

Loans made by Agenix Limited to wholly-owned subsidiaries, carry an interest rate of 10% (2003: 10%).

29. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of specified directors and specified executives

(i) Specified Directors

R Govindan	Executive Chairman
D Home	Managing Director
FF Wong	Director (non-executive)
M Davey	Director (non-executive)

(ii) Specified Executives

B Calvin	Chief Operating Officer (appointed: 1 June 2004)
N Leggett	Chief Financia Officer / Company Secretary (appointed: 1 May 2003)
A Farrington	General Manager Milton
S Morrison	Vice President Operations
P MacLeman	Vice President Human Health (resigned: 10 September 2004)
S Parry-Jones	Vice President Molecular Diagnostic Imaging (resigned: 10 September 2004)

29. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

(b) Remuneration of specified directors and specified executives

(i) Remuneration policy

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is as follows:

The remuneration structure of executive officers seeks to emphasise payment for results by providing various reward schemes, including incentive payments on the achievement of sales and profit targets.

The objective of the reward schemes is to reinforce both the short and long term goals of the Company and to provide a common interest between management and shareholders.

(ii) *Remuneration of specified directors and specified executives*

		PRIMARY			POST EMPLOYMENT		EQUITY	TOTAL
		Salary & Fees $	Cash Bonus $	Non Monetary Benefits $	Superannuation $	Termination Benefits $	Options $	$
Specified directors								
R Govindan	2004	150,000	-	-	13,500	-	1,308	164,808
	2003	57,500	-	-	2,475	-	18,900	78,875
D Home	2004	203,877	36,972	31,123	28,328	-	391,773	692,073
	2003	120,264	105,000	2,975	13,542	-	31,500	273,281
FF Wong	2004	50,000	-	-	4,500	-	-	54,500
	2003	27,500	-	-	2,475	-	-	29,975
M Davey	2004	55,000	-	-	4,950	-	262	60,212
	2003	5,274	-	-	475	-	3,780	9,529
Total remuneration: specified directors								
	2004	458,877	36,972	31,123	51,278	-	393,343	971,593
	2003*	242,067	105,000	2,975	24,505	-	54,180	428,727
Specified executives								
B Calvin	2004	14,526	-	-	1,307	-	4,108	19,941
	2003	-	-	-	-	-	-	-
N Leggett	2004	84,198	33,257	33,355	30,343	-	23,133	204,286
	2003	20,671	-	-	10,745	-	-	31,416
A Farrington	2004	132,512	14,878	17,809	13,281	-	55,179	233,659
	2003	120,726	23,330	20,809	15,068	-	6,614	186,547
S Morrison	2004	107,440	32,110	-	32,560	-	23,133	195,243
	2003	17,907	6,422	-	6,005	-	-	30,334
P MacLeman	2004	132,000	14,520	-	13,187	-	33,051	192,758
	2003	93,751	30,000	-	11,138	-	3,309	138,198
S Parry-Jones	2004	132,000	10,560	-	12,830	-	33,051	188,441
	2003	113,692	31,200	-	13,040	-	3,309	161,241
Total remuneration: specified executives								
	2004	602,676	105,325	51,164	103,508	-	171,655	1,034,328
	2003*	515,819	70,309	20,809	79,674	327,785	76,177	1,090,573

* Group totals in respect of the financial year ended 2003 do not necessarily equal the sums of amounts disclosed for 2003 for individuals specified in 2004, as different individuals were specified in 2003.

	Balance at Beginning of Period	Options Granted*	Options Exercised	Balance at End of Period	VESTED AT 30 JUNE 2004 Total	Not Exercisable	Exercisable
	1 July 2003			30 June 2004			
29. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)							
(c) Option holding of specified directors and specified executives							
Specified directors							
R Govindan	300,000	-	-	300,000	300,000	-	300,000
D Home	500,000	3,000,000	-	3,500,000	500,000	-	500,000
FF Wong	-	-	-	-	-	-	-
M Davey	60,000	-	-	60,000	60,000	-	60,000
Specified executives							
B Calvin	-	250,000	-	250,000	-	-	-
N Leggett	-	175,000	-	175,000	-	-	-
A Farrington	300,000	225,000	-	525,000	-	-	-
S Morrison	-	175,000	-	175,000	-	-	-
P MacLeman	150,000	150,000	-	300,000	-	-	-
S Parry-Jones	150,000	150,000	-	300,000	-	-	-
Total	1,460,000	4,125,000	-	5,585,000	860,000	-	860,000

* The options granted to D Home were approved by shareholders at the Annual General Meeting held on 28 November 2003. Grants to employees were made under the Employee Share Scheme dated 8 June 2001 - refer note 24 for details of the scheme.

	Balance	Shares Issued on Exercise of Options	Net Change Other	Balance
	1 July 2003			30 June 2004
(d) Shareholding of specified directors and specified executives				
Specified directors				
R Govindan	3,950,000	-	-	3,950,000
D Home	-	-	-	-
FF Wong	2,500,000	-	-	2,500,000
M Davey	-	-	100,000	100,000
Specified executives				
B Calvin	-	-	-	-
N Leggett	-	-	-	-
A Farrington	-	-	-	-
S Morrison	-	-	-	-
P MacLeman	-	-	-	-
S Parry-Jones	-	-	-	-
Total	6,450,000	-	100,000	6,550,000

30. SEGMENT REPORTING

The industry segments below derive revenue from the following products and operations.

(i) Medical diagnostics — Development, manufacture and sale of human and veterinary diagnostic tests.
(ii) Pharmaceuticals — Manufacture and sale of pharmaceuticals products.
(iii) Molecular biology — Manufacture and sale of biomedical products.

	MEDICAL DIAGNOSTICS		PHARMACEUTICALS		MOLECULAR BIOLOGY		ELIMINATION		CONSOLIDATED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
REVENUE										
Segment revenue	20,126	19,489	16,339	17,557	441	480	-	-	36,906	37,526
Unallocated revenue									442	571
Total consolidated revenue									37,348	38,097
RESULT										
Segment results	(9,149)	2,491	(994)	(364)	131	219	-	-	(10,012)	2,346
Unallocated expenses									(2,600)	(3,157)
Consolidated entity loss from ordinary activities before income tax									(12,612)	(811)
Income tax (expense) benefit									(1,724)	-
Net loss									(14,336)	(811)
Assets										
Segment assets	18,501	24,367	9,415	14,068	259	184	(131)	(6,850)	28,044	31,769
Unallocated assets									7,572	14,012
Total consolidated assets									35,616	45,781
Total liabilities										
Segment liabilities	7,767	4,626	13,014	14,252	61	101	(11,403)	(10,812)	9,439	8,167
Unallocated liabilities									5,895	3,646
Total consolidated liabilities									15,334	11,813
OTHER SEGMENT INFORMATION										
Acquisitions of property, plant and equipment, intangible assets and other non-current assets	2,773	891	516	360	-	-	89	73	3,378	1,324
Depreciation	507	469	315	545	3	4	40	41	865	1,059
Amortisation	201	167	240	239	-	-	579	582	1,020	988
Non-cash expenses other than depreciation and amortisation	2,427	376	1,651	1,160	68	8	(1,480)	-	2,666	1,544

	NORTH AMERICA		EUROPE		ASIA PACIFIC		AUSTRALIA AND NEW ZEALAND		CONSOLIDATED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Secondary segment - geographical										
Segment revenue	6,120	7,579	2,518	4,144	2,380	3,258	26,330	22,545	37,348	37,526
Segment assets	-	-	-	-	-	-	35,616	45,781	35,616	45,781
Other information										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	-	-	-	-	-	-	3,378	1,324	3,378	1,324

31. FINANCIAL INSTRUMENTS

(a) Interest rate risk

	Floating Interest Rate	FIXED INTEREST RATE MATURING IN 1 year or less	FIXED INTEREST RATE MATURING IN 1 to 5 years	Non-interest Bearing	Total Carrying Amount as Per Statement of Financial Position	Weighted Average Effective Interest Rate
	2004 $'000	2004 $'000	2004 $'000	2004 $'000	2004 $'000	2004 %
Financial assets						
Cash and deposits	3,223	-	-	4	3,227	2.98%
Trade and other receivables	-	-	-	5,887	5,887	N/A
Investments	-	-	-	-	-	N/A
Foreign exchange contracts	-	-	-	-	-	N/A
Total financial assets	3,223	-	-	5,891	9,114	
Financial liabilities						
Bills of exchange and promissory notes	4,000	-	-	-	4,000	6.22%
Trade and sundry creditors	-	-	-	8,681	8,681	N/A
Lease liabilities	-	175	115		290	7.94%
Foreign exchange contracts	-	-	-	-	-	N/A
Total financial liabilities	4,000	175	115	8,681	12,971	

	Floating Interest Rate	FIXED INTEREST RATE MATURING IN 1 year or less	FIXED INTEREST RATE MATURING IN 1 to 5 years	Non-interest Bearing	Total Carrying Amount as Per Statement of Financial Position	Weighted Average Effective Interest Rate
	2003 $'000	2003 $'000	2003 $'000	2003 $'000	2003 $'000	2003 %
Financial assets						
Cash and deposits	9,474	-	-	1	9,475	5.20%
Trade and other receivables	-	-	-	5,960	5,960	N/A
Investments	-	-	-	218	218	N/A
Foreign exchange contracts	-	-	-	72	72	N/A
Total financial assets	9,474	-	-	6,251	15,725	-
Financial liabilities						
Bills of exchange and promissory notes	3,020	-	-	-	3,020	6.42%
Trade and sundry creditors	-	-	-	6,043	6,043	N/A
Lease liabilities	-	232	251	-	483	7.45%
Foreign exchange contracts	-	-	-	72	72	N/A
Total financial liabilities	3,020	232	251	6,115	9,618	-

31. FINANCIAL INSTRUMENTS (CONTINUED)

(b) Net fair values

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short term to maturity.

Trade receivables, trade creditors and dividends receivable: The carrying amount approximates fair value because of their short term maturity.

Short term borrowings: The carrying amount approximates fair value because of their short term to maturity.

Long term bank borrowings and debentures: The fair values of long term borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

Forward exchange contracts: The fair values of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

(c) Credit risk exposures

Concentrations of credit risk

The Company minimises concentrations of credit risk in relation to trade receivables by undertaking transactions with a large number of customers from across the range of business segments in which the group operates. Refer also to note 30 - Segment Information.

Concentrations of credit risk on trade receivables arise in the following business segments:

	MAXIMUM CREDIT RISK EXPOSURE FOR EACH CONCENTRATION			
	PERCENTAGE OF TOTAL TRADE DEBTORS			
	2004 %	2003 %	2004 $'000	2003 $'000
Business Segment				
Medical Diagnostics	54.7	42.8	2,643	2248
Pharmaceuticals	44.0	55.9	2,123	2938
Molecular Biology	1.3	1.3	62	69
	100.0	100.0	4,828	5,255

Credit risk in trade receivables is managed in the following ways:

- payment terms are 30 days for domestic customers and 60 days for international customers;
- a risk assessment process is used for customers with balances over $25,000; and
- credit insurance is obtained for international customers.

32. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Agenix Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The Company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Agenix has graded impact areas as either high, medium or low and has established a project team to address each of the areas in order of priority as represented by the gradings. As Agenix has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Agenix prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Agenix. At this stage the Company has not been able to reliably quantify the impacts on the financial report.

Intangible Assets

Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy, which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred.

Share based payments

Under AASB 2 Share Based Payments, the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002, which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income taxes

Under AASB 112 Income Taxes, the Company will be required to use a balance sheet liability method, which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of asset revaluations were not recognised. It is not expected that there will be any further material impact as a result of adoption of this standard.

Impairment of Assets

Under AASB 136 Impairment of Assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy, which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is likely that impairment of assets will be recognised sooner. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Agenix Limited, I state that:

1. In the opinion of the directors:

   (a) the financial statements and the notes of the Company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

      (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards and Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 10 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

Donald Home
Managing Director
23 September 2004

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent audit report to members of Agenix Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Agenix Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or

ERNST & YOUNG

judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Agenix Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of Agenix Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Mark Hayward
Partner
Brisbane

24 September 2004

The following additional information is required by the Australian Stock Exchange and was the status on 23 September 2004.

SHAREHOLDING

(a) Distribution of ordinary shareholders and option holders:

	ORDINARY SHARES	
Category (size of holding)	Number of Holders	Number of Shares
1 - 1,000	237	202,697
1,001 - 5,000	1,758	5,595,622
5,001 - 10,000	1,153	9,739,058
10,000 - 100,000	1,518	47,568,222
100,001 and over	165	93,776,966
Total	4,831	156,882,565
Shareholders holding less than a marketable parcel of shares	78	43,793

	Number of Option Holders 71 Cents	Number of Employee Option Holders 33 Cents	Number of Employee Option Holders 44 Cents	Number of Employee Option Holders 34 Cents	Number of Employee Option Holders 36 Cents	Number of Employee Option Holders 42 Cents	Number of Employee Option Holders 71 Cents	Number of Employee Option Holders 78 Cents
	Expiry 31/01/2010	Expiry 20/07/2007	Expiry 25/07/2007	Expiry 25/07/2008	Expiry 7/05/2009	Expiry 21/07/2009	Expiry 31/01/2010	Expiry 31/05/2010
Number of options on issue	30,000	1,617,600	75,000	1,948,125	2,500,000	3,718,750	30,000	250,000
Number of holders	1	56	1	99	1	137	1	1

(b) 20 largest shareholders – fully paid ordinary shares

Shareholder	Number of Ordinary Shares	% of Issued Ordinary Shares
1. Citicorp Nominees Pty Ltd	19,355,424	12.34
2. Mr Richard Tan	7,046,132	4.49
3. Perpetual Trustee Company Limited	4,054,240	2.58
4. Asiaeagle International Limited	3,950,000	2.52
5. Mrs Gwenda Woolrich	3,656,400	2.33
6. Asia Union Investments Pty Ltd	2,000,000	1.27
7. Mr David John Lauritz	1,900,000	1.21
8. F H Nominees Pty Ltd	1,840,000	1.17
9. UOB Kay Hain Pte Ltd	1,682,000	1.07
10. Westpac Custodian Nominees Limited	1,546,000	0.99
11. Willjo Pty Ltd	1,483,000	0.95
12. MTM Trustees Limited	1,476,221	0.94
13. Mrs Elizabeth Anne Sietsma	1,300,000	0.83
14. Mr Colin Sim	1,213,308	0.77
15. Lorenson Pty Ltd	1,124,000	0.72
16. Jenell Nominees Pty Ltd	1,123,118	0.72
17. HSBC Custody Nominees (Australia) Limited	1,000,100	0.64
18. W H Management Services Pty Ltd	1,000,000	0.64
19. State One Nominees Pty Ltd	983,444	0.63
20. J P Morgan Nominees Pty Ltd	889,447	0.57
	58,622,834	37.38

(c) Substantial shareholders as at 23 September 2004:

Shareholder	Number of Ordinary Shares	% of Issued Ordinary Shares
Citicorp Nominees Pty Ltd	19,355,424	12.34

(d) Voting rights

No restrictions. On a show of hands, every member or proxy present shall be entitled to one vote unless a poll is called in which case every share shall have one vote.

(e) Stock exchange listing

Quotation has been granted for all the ordinary shares of Agenix Limited on all Member Exchanges of the Australian Stock Exchange Limited.

(f) Director's interest in equity

The interests of each Director in the share capital of Agenix Limited as disclosed by the register of Director's shareholdings.

	BENEFICIALLY HELD				NON BENEFICIALLY HELD
	Ordinary Shares	Options 33 cents	Options 36 cents	Options 42 cents	Ordinary Shares
Name		Expiry 20/07/2007	Expiry 7/05/2009	Expiry 21/07/2009	
R Govindan	-	-	-	300,000	3,950,000
D Home	-	2,500,000	500,000	500,000	-
FF Wong	2,500,000	-	-	-	-
M Davey	-	-	-	60,000	100,000

→ Glossary of Terms

CHW	Canine Heartworm: a serious parasitic worm infection of the heart and lungs of dogs spread by mosquitoes.
Clinical studies	Trials of drug or diagnostic products specifically designed to examine the safety and effectiveness of the product.
CPV	Canine Parvovirus: a highly infectious and often fatal intestinal disease of dogs.
CTX	Clinical trial exemption (provided by the TGA).
D-dimer	A unique protein fragment detectable in the blood during clot breakdown.
DVT	Deep Vein Thrombosis: the formation of blood clots within large veins leading to obstruction of blood flow.
Epidemiology	The (study of the) factors influencing the occurrence, distribution, prevention, and control of disease and related events in a defined population.
FeLV	Feline Leukaemia Virus: a contagious disease of cats transmitted by fighting that leads to chronic ill health, cancer-like activity and increased susceptibility to other diseases.
FIV	Feline Immunodeficiency Virus: A transmissible viral disease of cats causing a decrease in the immune response, so leading to chronic illness and often death due to secondary infections. Not transmissible to humans.
Haemostasis	The process whereby the body responds to internal or external bleeding. Involves both clotting and blood vessel responses.
ICT	Immuno-Chromatography Technology: the use of antibodies to create a distinct positive or negative visual result on test paper.
Immunodiagnostics	Use of antibody based systems to detect a range of disease or other diagnostic targets.
In-vivo	Within the living organism.
IVD	In-vitro Diagnostics: literally 'in glass diagnostics'. The performing of tests outside the body on samples taken from humans or animals.
Monoclonal (antibody)	Specific synthetic immune system protein produced in a genetically engineered cell population.
OEM	Original Equipment Manufacturer (or goods for sale by a third party).
PE	Pulmonary Embolism: the lodgement of clots or other particles in the blood vessels of the lungs.
Technetium-99m	A commonly used radioisotope in nuclear medicine.
TGA	Therapeutic Goods Administration, the Australian government agency responsible for regulating the pharmaceutical industry.
Thrombosis	The activation of specialised proteins in the blood that leads to clot formation.
Thromboembolism	Occlusion of a blood vessel by an embolus that has broken away from a thrombus.

→ AGENIX LIMITED – Corporate Information

ABN 58 009 213 754

DIRECTORS
Ravindran Govindan
(Executive Chairman)

Donald Home
(Chief Executive Officer and Managing Director)

Wong Fong Fui
(Non-Executive Director)

Myles Davey
(Non-Executive Director)

COMPANY SECRETARY
Neil Leggett

REGISTERED OFFICE AND PRINCIPAL PLACE OF BUSINESS
11 Durbell Street, Acacia Ridge Qld 4110
Tel: (61 7) 3370 6396
Fax: (61 7) 3370 6370
Email: mail@agenix.com
Website: www.agenix.com

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Level 27, 345 Queen Street
Brisbane Qld 4000
Tel: 1 300 552 270
Fax: (61 7) 3229 9860

SOLICITORS
Phillips Fox

BANKERS
Commonwealth Bank of Australia
Westpac Business Banking

AUDITORS
Ernst & Young

AGEN LIMITED
11 Durbell Street, Acacia Ridge Qld 4110
Tel: (61 7) 3370 6300
Fax: (61 7) 3370 6370
Email: mail@agen.com.au
Website: www.agen.com.au

MILTON PHARMACEUTICALS PTY LTD
101 Antimony Street, Carole Park Qld 4300
Tel: (61 7) 3271 9600
Fax: (61 7) 3271 1315
Email: info@miltonpharma.com
Website: www.miltonpharma.com

STOCK EXCHANGES
ASX : AGX
OTC: AGXLY (NASDAQ)

AGENIX

AGENIX LIMITED: NOTICE OF MEETING



Notice is hereby given that the Annual General Meeting of Agenix Limited ("the Company") will be held at the Riverside Auditorium, Level 6, Riverside Centre, 123 Eagle Street, Brisbane on Tuesday 9 November 2004 at 10:00 am.

AGENDA – ORDINARY BUSINESS

ITEM 1 - REPORTS

To receive the Financial Report and the Reports of the Directors and Auditors thereon for the year ended 30 June 2004.

ITEM 2 - ELECTION OF DIRECTORS

Resolution 1

Election of Mr Ravindran Govindan as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That Mr Ravindran Govindan, who retires in accordance with Article 13.2 of the Company's Constitution, and being eligible, offers himself for election, is hereby re-appointed a Director of the Company."

Resolution 2

Election of Mr Myles Davey as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That Mr Myles Davey, who retires in accordance with Article 13.2 of the Company's Constitution, and being eligible, offers himself for election, is hereby re-appointed a Director of the Company."

Neil Leggett

Chief Financial Officer and Company Secretary

8 October 2004

AGENIX

Company Announcement

Agenix strengthens competitive position in Animal Health with Inverness deal

15 October 2004

Biotechnology company Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] has enhanced its position in the global animal health diagnostic market by securing a five-year manufacturing and technology transfer alliance, with an option for an additional five years, between its wholly owned subsidiary AGEN Biomedical Limited and US-based market leader Inverness Medical Innovations, Inc. (Amex: IMA).

The collaborative deal will see AGEN Biomedical transfer the manufacture of its Animal Health diagnostic products to Inverness, which will license certain of its patented technologies to Agen in support of those products. Agenix will benefit from access to lateral flow technologies that will allow premium priced product innovations.

Through this relationship and previous agreements AGEN Biomedical is in a very strong competitive position with regard to its competitors.

Agenix Limited Managing Director Mr Donald Home said the agreement will boost Animal Health sales and profitability through access to Inverness technology.

"Inverness is a leading developer of diagnostic devices, and this partnership will increase our share of a global market that is valued at US$415 million and growing by an estimated 10% per year," Mr. Home said.

"Key success factors for Agenix are establishing strong global alliances, and maintaining profitable Animal and Human Health businesses to fund our world-leading R&D into blood clot antibody-based imaging. This agreement achieves both of these.

"This agreement, combined with the announcement in June 2004 of a worldwide distribution partnership with Inverness for our Human Health *Simplify*™ D-dimer test, also improves our position as a leading developer of innovative products in our specific markets of animal and human diagnostics," he said.

Mr. Home said transferring the manufacture of Animal Health products to Inverness will be offset by increased manufacture of *Simplify*™ D-dimer tests due to increased demand, and will require minimal initial staff changes. Any reduction of staff will be by natural attrition.

AGEN's Animal Health sales increased by 20% over 2003/04, and are expected to grow by a higher percentage in the current financial year as a result of this announcement.

The agreement follows the signing of a new Animal Health distribution agreement with Vedco in September 2003 to target the lucrative US market. Additional distributor negotiations to complement existing distribution networks are ongoing and are expected to be finalised in coming months, increasing AGEN's penetration of Animal Health products in markets around the world.

ENDS

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com